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Apple Inc.

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Apple Inc.

Notice of 2018 Annual Meeting of
Shareholders and Proxy Statement

In this Proxy Statement, the terms "Apple," "we," and "our" refer to Apple Inc. Information presented in this Proxy Statement is based on Apple's fiscal calendar, other than references to particular years on the Apple Values page of the Proxy Statement Summary, in the opposition statements to shareholder proposals, and in the biographies of our directors and executive officers, each of which refers to the calendar year. The information contained on apple.com is not incorporated by reference into this Proxy Statement.

These materials were first sent or made available to shareholders on December 27, 2017.



Apple Inc.

Notice of 2018 Annual Meeting of Shareholders

Steve Jobs Theater   February 13, 2018

Apple Park   9:00 a.m. Pacific Time

Cupertino, California 95014

The Notice of Meeting, Proxy Statement, and Annual Report on Form 10-K
are available free of charge at investor.apple.com.

Items of Business

(a) To elect to the Board of Directors the following eight nominees presented by the Board:
James Bell, Tim Cook, Al Gore, Bob Iger, Andrea Jung, Art Levinson, Ron Sugar, and Sue Wagner;

(b) To ratify the appointment of Ernst & Young LLP as the independent registered public accounting firm for 2018;

(c) To vote on an advisory resolution to approve executive compensation;

(d) To approve the amended and restated Apple Inc. Non-Employee Director Stock Plan;

(e) To vote on the shareholder proposals set forth in the proxy statement, if properly presented at the Annual Meeting; and

(f) To transact such other business as may properly come before the Annual Meeting and any postponements or adjournments thereof.

Record Date

Close of business on December 15, 2017

Sincerely,

Katherine Adams
Senior Vice President,
General Counsel

Cupertino, California
December 27, 2017

Your vote is important. Please vote.

Attending the Annual Meeting – Advance Registration Required

We are pleased to welcome shareholders to Steve Jobs Theater at Apple Park for the 2018 Annual Meeting. To make sure we can accommodate as many attendees as possible, we are establishing a registration process. Shareholders will need to register in advance at proxyvote.com beginning at 8:00 a.m. Pacific Time on January 22, 2018 and registration will be on a first-come, first-served basis. Only shareholders as of the Record Date who have registered in advance and have a valid confirmation of registration will be admitted to the meeting.

Your proxy materials will include a unique control number to be used at proxyvote.com to vote your shares and register for the meeting. If you have any questions about proxyvote.com or your control number, please contact the bank, broker, or other organization that holds your shares. The availability of online voting may depend on the voting procedures of the organization that holds your shares.

The use of mobile phones, recording or photographic equipment, tablets, or computers is not permitted at the Annual Meeting. Attendees are welcome to visit the Apple Park Visitor Center after the Annual Meeting, but we are not able to accommodate tours of the campus.

Even if you successfully register and plan on attending the Annual Meeting in person, we encourage you to vote your shares in advance using one of the methods described in this Proxy Statement to ensure that your vote will be represented at the Annual Meeting.

Table of Contents

Proxy Statement Summary

This summary highlights the proposals to be acted upon, as well as corporate governance and compensation information described in more detail in this Proxy Statement. In addition, this summary provides a brief description of Apple's values.

Corporate Governance

Our corporate governance framework includes a proactive engagement process. We encourage constructive dialogue and feedback from our shareholders to help shape our governance practices.

Excellence on our Board
- Annual elections for directors
- Majority voting standard for uncontested elections of directors
- Annual board and committee evaluations
- All members of the Audit and Finance Committee are financial experts

Progressive Shareholder Rights
- Proactive adoption of proxy access and subsequent amendments to make it easier for shareholders to nominate director candidates
- Shareholders entitled to cast at least 10% of votes are permitted to call a special meeting of shareholders

Long-Term Shareholder Alignment
- Prohibition on short sales, transactions in derivatives, and hedging and pledging of Apple stock by our directors and executive officers
- Robust stock ownership guidelines for our CEO, executive officers, and directors

Board of Directors and Committees

◆ Chair   ● Member

	Audit and Finance Committee	Compensation Committee	Nominating and Corporate Governance Committee	Independent	# of Other Public Company Boards
James Bell	●			✔	3
Tim Cook (CEO)					1
Al Gore		●	●	✔	0
Bob Iger		●	◆	✔	1
Andrea Jung		◆	●	✔	2
Art Levinson (Chairman)	●			✔	0
Ron Sugar	◆			✔	3
Sue Wagner	●			✔	2

For a detailed discussion of corporate governance and our directors, please see the "Corporate Governance" section beginning on page 7 and the "Directors" section beginning on page 15.

Compensation Program Highlights

Our executive compensation program is designed to reward performance in a simple and effective way. It reflects the unparalleled size, scope, and success of Apple's business and the importance of our executive officers operating as a high-performing team, while focusing on key measures of profitability and the creation of shareholder value.

Annual Base Salary	• No change from 2016 • $3 million for our CEO and $1 million for our other named executive officers
Annual Cash Incentive	• No change in award opportunities from 2016 • Variable cash compensation based on net sales and operating income results measured against threshold, target, and maximum performance goals
Long-Term Equity Incentives	• No change from 2016 grant values • Increased allocation of performance-based RSUs to 50% of total award value • Performance-based RSUs vest based on Apple's total shareholder return relative to other S&P 500 companies over a three-year performance period • Time-based RSUs vest over four and one-half years with the first vest date approximately two and one-half years after grant

2017 Named Executive Officer Target Pay Mix



Base Salary
Annual Cash Incentive
CEO
Tim Cook has not received an equity award since 2011
3M
6M
Base Salary
Annual Cash Incentive
Performance-Based Equity Award
Time-Based Equity Award
Other Named Executive Officers
1M
2M
10M
10M

The chart above shows target dollar values for each element of our named executive officers' 2017 compensation. Annual cash incentives for 2017 paid out at 155.5% of target based on net sales of $229.2 billion and operating income of $61.3 billion, both of which exceeded target annual cash incentive plan goals.

For a detailed discussion of our executive compensation program, please see the "Compensation Discussion and Analysis" beginning on page 30.

Apple Values



Accessibility
apple.com/accessibility

Apple believes accessibility is a fundamental human right and technology should be accessible to everyone.

Our products are powerful and affordable assistive devices, with built-in accessibility features such as VoiceOver, SwitchControl, and support for Made for iPhone hearing aids.

In 2017, Apple received the ASB Louis Braille Award, DRLC Business & Technology Award, and ARC Catalyst Award for innovations in accessibility.



Environment
apple.com/environment

Apple drives environmental responsibility in product design and manufacturing.

All the paper in iPhone X packaging is either recycled or from responsibly managed forests. Every gram of aluminum in iPhone 8 generates 11% fewer carbon emissions than in iPhone 7, and 83% fewer than iPhone 6.

Apple's operations in 25 countries run on 100% renewable energy, and we are helping our suppliers make the same transition to clean energy that we have.



Privacy and Security
apple.com/privacy

Apple believes privacy is a fundamental human right. Every Apple product is designed from the ground up to protect your privacy and security.

We believe your personal data belongs to you, not others.

Great experiences do not have to come at the expense of your privacy and security. Instead, they can support them.



Education
apple.com/education

Apple believes education is a fundamental human right and a quality education should be available to all.

Our ConnectED program has helped create transformative learning environments in 114 underserved U.S. schools, reaching over 4,000 teachers and 50,000 students.

The Apple Teacher program delivers free professional learning for educators, and Everyone Can Code provides free materials to learn, write, and teach code.



Inclusion and Diversity
apple.com/diversity

Apple believes diverse teams make innovation possible.

Our female representation is steadily increasing, and we are proud of the progress we are making. From July 2016 to July 2017, half of our new hires in the U.S. were from underrepresented groups in tech.

We are also committed to supporting inclusion and diversity in the next generation of tech talent, and we invest in programs to give people everywhere the opportunity to realize their potential.



Supplier Responsibility
apple.com/supplier-responsibility

Apple educates and empowers the people in our supply chain, and helps preserve our environment's most precious resources.

Since 2008, our suppliers have trained over 11.7 million people to understand their rights as employees, health and safety regulations, and the Apple Code of Conduct.

In 2016, all of our final assembly sites in China were UL Zero Waste to Landfill certified, and we diverted over 200,000 metric tons of waste from landfills.

Annual Meeting Proposals

	Proposal	Recommendation of the Board
1.	Election of Directors	**FOR** each of the nominees
2.	Ratification of Appointment of Independent Registered Public Accounting Firm	**FOR**
3.	Advisory Vote to Approve Executive Compensation	**FOR**
4.	Approval of the Amended and Restated Apple Inc. Non-Employee Director Stock Plan	**FOR**
5.	Shareholder Proposal Shareholder Proxy Access Amendments	**AGAINST**
6.	Shareholder Proposal Human Rights Committee	**AGAINST**

Corporate Governance

This section describes Apple's corporate governance framework and the role and structure of our Board.

Role of the Board of Directors

Apple's Board oversees the CEO and other senior management in the competent and ethical operation of Apple on a day-to-day basis and assures that the long-term interests of shareholders are being served. To satisfy the Board's duties, directors are expected to take a proactive, focused approach to their positions to ensure that Apple is committed to business success through the maintenance of high standards of responsibility and ethics.

Apple's key governance documents, including our Corporate Governance Guidelines; Business Conduct Policy; Stock Ownership Guidelines; Prohibition on Hedging, Pledging, and Short Selling Apple Stock and committee charters, are available at investor.apple.com/corporate-governance.cfm. The governance structure fosters principled actions, informed and effective decision-making, and appropriate monitoring of compliance and performance. The Board met four times during 2017, and each member of the Board attended or participated in 75% or more of the aggregate of (i) the total number of meetings of the Board held during 2017, and (ii) the total number of meetings held by each committee of the Board on which such person served during 2017.

Board Committees

The Board has a standing Audit and Finance Committee (the "Audit Committee"), Compensation Committee, and Nominating and Corporate Governance Committee (the "Nominating Committee"). The Board has determined that the Chairs of each committee and all committee members are independent under applicable rules of The Nasdaq Stock Market LLC ("Nasdaq"), the New York Stock Exchange LLC ("NYSE"), and the Securities and Exchange Commission ("SEC") for committee memberships. Each committee operates under a written charter adopted by the Board, which is available at investor.apple.com/corporate-governance.cfm.

Audit Committee

The Audit Committee assists the Board in oversight and monitoring of:

- Apple's financial statements and other financial information provided by Apple to its shareholders and others;

- Compliance with legal, regulatory, and public disclosure requirements;

- The independent auditors, including their qualifications and independence;

- Apple's system of internal controls, including the internal audit function;

- Treasury and finance matters;

- Enterprise risk management, privacy, and data security; and

- The auditing, accounting, and financial reporting process generally.

The Audit Committee also appoints Apple's independent registered public accounting firm and reviews the services performed by the firm. The Audit Committee met eight times during 2017.

Compensation Committee

The Compensation Committee reviews and approves the compensation arrangements for Apple's executive officers, including the CEO, administers Apple's equity compensation plans, and reviews the Board's compensation. The Compensation Committee's authority to grant equity awards may not be delegated to Apple's management or others. For a description of the Compensation Committee's processes and procedures, including the roles of the independent compensation consultant and Apple's executive officers in support of the Compensation Committee's decision-making process, see the section entitled "Compensation Discussion and Analysis" below. The Compensation Committee met seven times during 2017.

Nominating Committee

The Nominating Committee assists the Board in identifying qualified individuals to become directors, makes recommendations to the Board concerning the size, structure, and composition of the Board and its committees, and oversees and makes recommendations regarding corporate governance matters, including Apple's Corporate Governance Guidelines. The Nominating Committee also oversees the annual Board performance evaluation process, including the format of the annual Board self-evaluation and whether to use a third-party facilitator. The Nominating Committee met four times during 2017.

In accordance with its charter and Apple's Corporate Governance Guidelines, the Nominating Committee has evaluated and recommended to the full Board each of the nominees named in this Proxy Statement for election to the Board.

Annual Board and Committee Self-Evaluations

The Board and each of its committees conduct an annual self-evaluation, led by Art Levinson, the independent Chairman of the Board. This evaluation is intended to determine whether the Board and its committees are functioning effectively, and to provide them with an opportunity to reflect upon and improve processes and effectiveness.

Annual Board Self-Evaluations

Dr. Levinson conducts one-on-one discussions with each director to obtain his or her assessment of Board effectiveness and performance. A summary of the results is presented to the Nominating Committee on a "no-names" basis identifying any themes or issues that have emerged. The Nominating Committee then reports the results to the Board, which considers the results and any ways in which Board effectiveness may be enhanced.

Annual Committee Self-Evaluations

Each committee conducts an annual self-evaluation and reports the results to the Board. Each committee's report includes an assessment of the committee's compliance with Apple's Corporate Governance Guidelines and the committee's charter, as well as any ways in which committee effectiveness may be enhanced.

Board Leadership Structure

The Board believes its current leadership structure best serves the objectives of the Board's oversight of management, the Board's ability to carry out its roles and responsibilities on behalf of Apple's shareholders, and Apple's overall corporate governance. The Board also believes the separation of the Chairman and CEO roles allows the CEO to focus his time and energy on operating and managing Apple while leveraging the Chairman's experience and perspectives. The Board periodically reviews its leadership structure to determine whether it continues to best serve Apple and its shareholders.

Board Oversight of Risk Management

The Board believes that evaluating the executive team's management of the various risks confronting Apple is one of its most important areas of oversight. In carrying out this critical responsibility, the Board has designated the Audit Committee with primary responsibility for overseeing enterprise risk management. In accordance with this responsibility, the Audit Committee monitors Apple's significant business risks, including financial, operational, privacy, data security, business continuity, legal and regulatory, and reputational exposures, and reviews the steps management has taken to monitor and control these exposures. With respect to privacy and data security, the Audit Committee reviews reports from Apple's General Counsel, Vice President of Corporate Information Security, Chief Compliance Officer, and Vice President of Internal Audit, including updates on risk management, Apple's privacy program, and relevant legislative, regulatory, and technical developments.

The Audit Committee is assisted in its risk oversight duties by key members of management, including Apple's Chief Financial Officer, General Counsel, and Vice President of Internal Audit. Senior members of management responsible for risk management across a wide range of areas and functions report regularly to the Audit Committee, which itself reports regularly to the Board.

While the Audit Committee has primary responsibility for overseeing enterprise risk management, the other Board committees also consider risks within their areas of responsibility and apprise the Board of significant risks and management's response to those risks. For example, the Nominating Committee reviews legal and regulatory compliance risks as they relate to corporate governance structure and processes, and the Compensation Committee reviews risks related to compensation matters. While the Board and its committees oversee risk management strategy, management is responsible for implementing and supervising day-to-day risk management processes and reporting to the Board and its committees on such matters.

In establishing and reviewing Apple's executive compensation program, the Compensation Committee considers whether the program encourages unnecessary or excessive risk-taking and has concluded that it does not. Executive officers' base salaries are fixed in amount and thus do not encourage risk-taking. Annual cash incentives are capped and payouts are formulaic and tied to specific company financial performance metrics. The majority of compensation provided to the executive officers is in the form of time-based and performance-based equity awards that vest over several years and help further align executive officers' interests with those of Apple's shareholders. The Compensation Committee believes that these awards do not encourage unnecessary or excessive risk-taking because the ultimate value of the awards is tied to Apple's stock price performance over several years and because awards are subject to regular vesting schedules to help ensure that a significant component of executive compensation is tied to long-term shareholder value creation.

The Compensation Committee has also reviewed Apple's compensation programs for employees generally and has concluded these programs do not create risks that are reasonably likely to have a material adverse effect on Apple. The Compensation Committee believes that Apple's cash bonus programs and long-term equity awards provide an effective and appropriate mix of incentives to help ensure performance is focused on long-term shareholder value creation and do not encourage short-term risk taking at the expense of long-term results.

Audit Committee Financial Experts

The Board has determined that each member of the Audit Committee qualifies as an "audit committee financial expert" as defined under applicable SEC rules and also meets the additional criteria for independence of audit committee members set forth in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Code of Ethics

Apple has a code of ethics, "Business Conduct: The way we do business worldwide," that applies to all employees, including Apple's principal executive officer, principal financial officer, and principal accounting officer, to the Board, and to independent contractors, consultants, and others who do business with Apple. The code is available at investor.apple.com/corporate-governance.cfm. Apple intends to disclose any changes in this code or waivers from this code that apply to Apple's principal executive officer, principal financial officer, or principal accounting officer by posting such information on the same website or by filing with the SEC a Current Report on Form 8-K, in each case if such disclosure is required by rules of the SEC or Nasdaq.

Review, Approval, or Ratification of Transactions with Related Persons

The Board has adopted a written policy for approval of transactions between Apple and its directors, director nominees, executive officers, greater than 5% beneficial owners, and each of their respective immediate family members, where the amount involved in the transaction exceeds or is expected to exceed $120,000 in a single calendar year and the related party has or will have a direct or indirect interest in the transaction. A copy of this policy is available at investor.apple.com/corporate-governance.cfm. The policy provides that the Audit Committee reviews transactions subject to the policy and determines whether or not to approve or ratify those transactions. In addition, the Audit Committee has delegated authority to the Chair of the Audit Committee to pre-approve or ratify transactions under certain circumstances. In reviewing transactions subject to the policy, the Audit Committee, or the Chair of the Audit Committee, as applicable, considers among other factors it deems appropriate:

- The related person's interest in the transaction;

- The approximate dollar value of the amount involved in the transaction;

- The approximate dollar value of the amount of the related person's interest in the transaction without regard to the amount of any profit or loss;

- Whether the transaction was undertaken in the ordinary course of Apple's business;

- Whether the transaction with the related person is proposed to be, or was, entered into on terms no less favorable to Apple than terms that could have been reached with an unrelated third-party;

- The purpose of, and the potential benefits to Apple of, the transaction;

- Whether the transaction would impair the independence of a non-employee director;

- Required public disclosure, if any; and

- Any other information regarding the transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

The Audit Committee has considered and adopted the following standing pre-approvals under the policy for transactions with related persons:

- Employment as an executive officer of Apple, if the related compensation is approved (or recommended to the Board for approval) by the Compensation Committee;

- Any compensation paid to a director if the compensation is consistent with Apple's director compensation policies and is required to be reported in Apple's proxy statement under Item 402 of SEC Regulation S-K;

- Any transaction with another company at which a related person's only relationship is as an employee (other than an executive officer or director) or beneficial owner of less than 10% of that company's equity, if the aggregate amount involved does not exceed the greater of $1 million or 2% of that company's total annual revenue;

- Any charitable contribution, grant, or endowment by Apple to a charitable organization, foundation, or university at which a related person's only relationship is as an employee (other than an executive officer or director), if the aggregate amount involved does not exceed the greater of $1 million or 2% of the charitable organization's total annual receipts; and

- Any transaction where the related person's interest arises solely from the ownership of Apple's common stock and all holders of Apple's common stock received the same benefit on a pro-rata basis, such as dividends.

A summary of new transactions covered by the standing pre-approvals, or approved or ratified by the Chair of the Audit Committee, if any, is provided to the Audit Committee for its review at each regularly scheduled Audit Committee meeting.

Transactions with Related Persons

Mr. Iger is Chairman and Chief Executive Officer of The Walt Disney Company. In the ordinary course of business, Apple enters into commercial dealings with Disney that we consider arms-length, including sales arrangements, digital services content licensing agreements, and similar arrangements. Apple does not believe that Mr. Iger has a material direct or indirect interest in any of such commercial dealings.

The Board has determined that all Board members, other than Mr. Cook, are independent under applicable Nasdaq, NYSE, and SEC rules. In making these determinations, the Board considered the types and amounts of the commercial dealings between Apple and the companies and organizations with which the directors are affiliated.

Attendance of Directors at Annual Meetings of Shareholders

Apple expects all of its directors to attend the Annual Meeting. All of Apple's directors who were standing for re-election in 2017 attended the 2017 annual meeting of shareholders.

Compensation Committee Interlocks and Insider Participation

Ms. Jung, Mr. Gore, and Mr. Iger were members of the Compensation Committee during 2017. None of the members of the Compensation Committee is or has been an executive officer of Apple, nor did any of them have any relationships requiring disclosure by Apple under Item 404 of SEC Regulation S-K. None of Apple's executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity, an executive officer of which served as a director of Apple or member of the Compensation Committee during 2017.

Communications with the Board

Any matter intended for the Board, or for any individual member of the Board, should be directed to Apple's Secretary at 1 Infinite Loop, MS: 301-4GC, Cupertino, California 95014, with a request to forward the communication to the intended recipient. In general, any shareholder communication delivered to Apple for forwarding to Board members will be forwarded in accordance with the shareholder's instructions. However, Apple reserves the right not to forward to Board members any abusive, threatening, or otherwise inappropriate materials. Information regarding the submission of comments or complaints relating to Apple's accounting, internal accounting controls, or auditing matters is available at investor.apple.com/corporate-governance.cfm.

Directors

This section describes the experience and qualifications of our Board members and how they are compensated.

Directors

Apple's Board consists of a diverse group of leaders in their respective fields. Most of our directors have senior leadership experience at major domestic and multinational companies. In these positions, they have gained significant and diverse management experience, including strategic and financial planning, public company financial reporting, compliance, risk management, and leadership development. They also have experience serving as executive officers, or on boards of directors and board committees, of other public companies, and have an understanding of corporate governance practices and trends. In addition, many of our directors have experience as directors or trustees of significant academic, research, nonprofit, and philanthropic institutions, and bring unique perspectives to the Board.

The Board and the Nominating Committee believe the skills, qualities, attributes, and experience of our directors provide Apple with business acumen and a diverse range of perspectives to engage each other and management to effectively address Apple's evolving needs and represent the best interests of Apple's shareholders.

The Nominating Committee considers candidates for director who are recommended by its members, by other Board members, by shareholders, and by management, as well as those identified by a third-party search firm retained to assist in identifying and evaluating possible candidates. In evaluating potential nominees to the Board, the Nominating Committee considers, among other things, independence, character, ability to exercise sound judgment, diversity, age, demonstrated leadership, skills, including financial literacy, and experience in the context of the needs of the Board. The Nominating Committee is committed to actively seeking out highly qualified women and individuals from minority groups to include in the pool from which Board nominees are chosen. The Nominating Committee evaluates candidates recommended by shareholders using the same criteria as for other candidates recommended by its members, other members of the Board, or other persons.

In addition, in December 2015, the Board adopted amendments to our bylaws to implement proxy access. A shareholder, or group of up to 20 shareholders, owning at least 3% of our outstanding shares for at least three years, may nominate director nominees constituting up to 20% of Apple's Board pursuant to our proxy access provisions. In December 2016, the Board adopted additional amendments to our bylaws to enhance our proxy access framework and make it easier for shareholders to nominate proxy access candidates. Nominating shareholders and nominees must satisfy the requirements set forth in our bylaws, which can be found at investor.apple.com/corporate-governance.cfm.

Nominees for Election

The following biographies describe the skills, qualities, attributes, and experience of the nominees that led the Board and the Nominating Committee to determine that it is appropriate to nominate these directors. Each of the eight nominees currently serves on the Board.



Art Levinson

Director since 2000
Chairman of the Board
Audit Committee



Tim Cook

Director since 2011
Chief Executive Officer

Art Levinson, 67, has served as the Chief Executive Officer of Calico, a company focused on health, aging, and well-being, since September 2013.

Dr. Levinson previously served as Chief Executive Officer of Genentech, Inc., a medical drug developer, from July 1995 to April 2009, and served as Genentech's Chairman from September 1999 to September 2014.

Among other qualifications, Dr. Levinson brings to the Board executive leadership experience, including his service as a chairman and chief executive officer of a large international public company, along with extensive financial expertise and brand marketing experience.

Selected Directorships and Memberships

Board of Directors, Broad Institute of Harvard and MIT

Board of Scientific Consultants, Memorial Sloan Kettering Cancer Center

Industrial Advisory Board, California Institute for Quantitative Biomedical Research

Advisory Council for the Lewis-Sigler Institute for Integrative Genomics

Advisory Council for the Princeton University Department of Molecular Biology

Former Public Company Directorships Within the Last Five Years

Amyris, Inc.

F. Hoffman-La Roche Ltd.

Tim Cook, 57, has been Apple's Chief Executive Officer since August 2011 and was previously Apple's Chief Operating Officer since October 2005.

Mr. Cook joined Apple in March 1998 and served as Executive Vice President, Worldwide Sales and Operations from 2002 to 2005. From 2000 to 2002, Mr. Cook served as Senior Vice President, Worldwide Operations, Sales, Service and Support. From 1998 to 2000, Mr. Cook served as Senior Vice President, Worldwide Operations.

Among other qualifications, Mr. Cook brings to the Board extensive executive leadership experience in the technology industry, including the management of worldwide operations, sales, service, and support.

Other Current Public Company Directorships

NIKE, Inc.

Selected Directorships and Memberships

Board of Directors, The National Football Foundation & College Hall of Fame, Inc.

Board of Trustees, Duke University

Board of Directors, Robert F. Kennedy Center for Justice and Human Rights



James Bell

Director since 2015
Audit Committee



Al Gore

Director since 2003
Compensation Committee
Nominating Committee

James Bell, 69, is the retired Executive Vice President, Corporate President and Chief Financial Officer of The Boeing Company, an aerospace company.

Mr. Bell served in that role at Boeing from 2008 to 2012, having previously served as Executive Vice President, Finance and Chief Financial Officer from 2003 to 2008, and as Senior Vice President of Finance and Corporate Controller from 2000 to 2003. From 1992 to 2000, Mr. Bell held a series of positions with increasing responsibility at Boeing.

Among other qualifications, Mr. Bell brings to the Board financial and accounting expertise as a former chief financial officer of a large international public company, experience in strategic planning and leadership of complex organizations, and a global business perspective from his service on other boards.

Other Current Public Company Directorships

DowDupont Inc.

JPMorgan Chase & Co.

CDW Corporation

Selected Directorships and Memberships

Board of Trustees, Rush University Medical Center

Al Gore, 69, has served as Chairman of Generation Investment Management, an investment management firm, since 2004, and as a partner of Kleiner Perkins Caufield & Byers, a venture capital firm, since 2007.

Mr. Gore is also Chairman of The Climate Reality Project.

Mr. Gore was elected to the U.S. House of Representatives four times, to the U.S. Senate two times, and served two terms as Vice President of the United States.

Among other qualifications, Mr. Gore brings to the Board executive leadership experience, a valuable and different perspective due to his extensive background in digital communication and technology policy, politics, and environmental rights, along with experience in asset management and venture capital.



Bob Iger

Director since 2011
Nominating Committee Chair
Compensation Committee



Andrea Jung

Director since 2008
Compensation Committee Chair
Nominating Committee

Bob Iger, 67, has served as Chairman and Chief Executive Officer of The Walt Disney Company, a diversified media company, since March 2012.

Prior to that time, he served as President and Chief Executive Officer of Disney since October 2005, having previously served as President and Chief Operating Officer since January 2000 and as President of Walt Disney International and Chairman of the ABC Group from 1999 to 2000. From 1974 to 1998, Mr. Iger held a series of positions with increasing responsibility at ABC, Inc. and its predecessor Capital Cities/ABC, Inc.

Among other qualifications, Mr. Iger brings to the Board executive leadership experience, including his service as a chairman and chief executive officer of a large international public company, along with extensive financial expertise and experience in international business and brand marketing.

Other Current Public Company Directorships

The Walt Disney Company

Selected Directorships and Memberships

Board of Directors, National September 11 Memorial & Museum

Member, Academy of Arts & Sciences

Board of Directors, Bloomberg Philanthropies

Andrea Jung, 59, has served as the President and Chief Executive Officer of Grameen America LLC, a nonprofit microfinance organization, since April 2014, where she also serves on the Board of Directors.

Ms. Jung previously served as Executive Chairman of Avon Products, Inc., a personal care products company, from April 2012 to December 2012, and as Chairman of the Board of Directors of Avon from September 2001 to April 2012. Ms. Jung served as Chief Executive Officer of Avon from November 1999 to April 2012, and served as a member of the Board of Directors of Avon from January 1998 to December 2012.

Among other qualifications, Ms. Jung brings to the Board executive leadership experience, including her service as a chairman and chief executive officer of a large international public company, along with extensive brand marketing and consumer products experience.

Other Current Public Company Directorships

Daimler AG

General Electric Company

Selected Memberships

Committee for Economic Development

Former Public Company Directorships Within the Last Five Years

Avon Products, Inc.



Ron Sugar

Director since 2010

Audit Committee Chair



Sue Wagner

Director since 2014

Audit Committee

Ron Sugar, 69, is the retired Chairman of the Board and Chief Executive Officer of Northrop Grumman Corporation, a global security company. Dr. Sugar served in this role from 2003 to 2010 and served as President and Chief Operating Officer from 2001 to 2003. Previous to Northrop Grumman, he held executive positions at Litton Industries and TRW Inc., where he served as Chief Financial Officer.

Dr. Sugar is a senior advisor to various businesses and organizations, including Ares Management, LLC, Bain & Company, Temasek Americas Advisory Panel, the G100 Network and the World 50.

Among other qualifications, Dr. Sugar brings to the Board executive leadership experience as a chairman and chief executive officer of a large international public company, financial expertise as a former chief financial officer, understanding of advanced technology, and a global business perspective from his service on other boards.

Other Current Public Company Directorships

Air Lease Corporation

Amgen Inc.

Chevron Corporation

Selected Directorships and Memberships

Member, National Academy of Engineering

Board of Trustees, University of Southern California

Board of Directors, Los Angeles Philharmonic Association

Board of Directors, Alliance College - Ready Public Schools

Sue Wagner, 56, is a co-founder of BlackRock, Inc., an asset management company. Ms. Wagner served as BlackRock's Vice Chairman from January 2006 to July 2012, and also served as a member of BlackRock's Global Executive Committee and Global Operating Committee. During her tenure at BlackRock, Ms. Wagner served as BlackRock's Chief Operating Officer and Head of Corporate Strategy, and led the alternative investments and international client businesses.

Among other qualifications, Ms. Wagner brings to the Board operational experience, including her service as chief operating officer of a large multinational public company, along with extensive financial expertise and experience in the financial services industry.

Other Current Public Company Directorships

BlackRock, Inc.

Swiss Re

Selected Directorships and Memberships

Board of Directors, Color Genomics, Inc.

Board of Trustees, Wellesley College

Compensation of Directors

Members of the Board who are not Apple employees ("Non-Employee Directors") receive compensation for their service. Mr. Cook, our CEO, does not receive any compensation for his service as a member of the Board. The Compensation Committee annually reviews the total compensation of our Non-Employee Directors and each element of our Non-Employee Director compensation program. As part of this process, the Compensation Committee evaluates market data provided by its independent compensation consulting firm, Pay Governance LLC, and makes a recommendation to the Board. The Board determines the form and amount of director compensation after reviewing the Compensation Committee's recommendation. Subject to shareholder approval, the Board approved an amended and restated Apple Inc. Non-Employee Director Stock Plan (the Apple Inc. 1997 Director Stock Plan, as proposed to be amended, has been renamed the "Apple Inc. Non-Employee Director Stock Plan") that would, in addition to other changes, provide for an annual limit of $1.5 million for all compensation paid to a Non-Employee Director, as described in Proposal No. 4 below.

Cash Retainers. Non-Employee Directors receive an annual cash retainer of $100,000. In 2017, the Chairman of the Board, Dr. Levinson, received an additional cash retainer of $200,000; the Chair of the Audit Committee, Dr. Sugar, received an additional cash retainer of $35,000; the Chair of the Compensation Committee, Ms. Jung, received an additional cash retainer of $30,000; and the Chair of the Nominating Committee, Mr. Iger, received an additional cash retainer of $25,000. All retainers are paid in quarterly installments.

Equity-Based Awards. A substantial portion of each Non-Employee Director's annual retainer is in the form of equity. Under the Apple Inc. Non-Employee Director Stock Plan, Non-Employee Directors are granted restricted stock units ("RSUs") on the date of each annual meeting of shareholders (each, an "Annual Director Award"). All Annual Director Awards vest on February 1 of the following year, subject to continued service on the Board through the vesting date. For 2017, the number of RSUs subject to each Annual Director Award was determined by dividing $250,000 by the per share closing price of Apple's common stock on the date of grant and rounding to the nearest whole share.

A Non-Employee Director who is newly appointed to the Board other than in connection with an annual meeting of shareholders will receive a grant of RSUs upon appointment (an "Initial Director Award"), except that a Non-Employee Director who joins the Board after February 1 of a particular year and prior to the annual meeting for that year will not receive an Initial Director Award. The number of RSUs subject to each Initial Director Award is determined in the same manner as described above for Annual Director Awards, but the award is pro-rated based on the portion of the year that has passed since the last annual meeting. Initial Director Awards are scheduled to vest on the next February 1 following the award.

Non-Employee Directors do not have the right to vote or dispose of the RSUs subject to these awards. If Apple pays an ordinary cash dividend on its common stock, each RSU award granted under the Apple Inc. Non-Employee Director Stock Plan will be credited with an amount equal to the per share cash dividend paid by Apple, multiplied by the total number of RSUs subject to the award that are outstanding immediately prior to the record date for such dividend. The amounts that are credited to each award are referred to as "dividend equivalents." Any dividend equivalents credited to an award granted under the Apple Inc. Non-Employee Director Stock Plan will be subject to the same vesting, payment, and other terms and conditions as the unvested RSUs to which the dividend equivalents relate. The crediting of dividend equivalents is meant to treat the RSU award holders consistently with shareholders.

Equipment Program and Gift Matching. Apple has an equipment program for the Board under which each Non-Employee Director is eligible to receive, upon request and free of charge, one of each new product introduced by Apple, and is eligible to purchase additional equipment at a discount. Additionally, each Non-Employee Director is eligible to participate in Apple's matching gifts program, which matches charitable donations by a Non-Employee Director up to an aggregate of $10,000 per calendar year.

Non-Employee Directors do not receive any other compensation for serving on any committee or attending Board or committee meetings.

Stock Ownership Guidelines. Apple has stock ownership guidelines for our CEO, executive officers, and Non-Employee Directors. Under the guidelines, Non-Employee Directors are expected to own shares of Apple's common stock that have a value equal to five times their annual cash retainer for serving as a director. Shares may be owned directly by the individual, owned jointly with or separately by the individual's spouse, or held in trust for the benefit of the individual, the individual's spouse or children. Each Non-Employee Director currently satisfies the stock ownership guidelines.

Director Compensation—2017

The following table shows information regarding the compensation earned or paid during 2017 to Non-Employee Directors who served on the Board during the year. The compensation paid to Mr. Cook is shown under "Executive Compensation" in the table entitled "Summary Compensation Table—2017, 2016, and 2015" and the related tables. Mr. Cook does not receive any compensation for his service as a member of the Board.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	All Other Compensation ($)[2]	Total ($)
James Bell	100,000	250,007	3,736	353,743
Al Gore	100,000	250,007	7,204	357,211
Bob Iger	125,000	250,007	7,877	382,884
Andrea Jung	130,000	250,007	3,767	383,774
Art Levinson	300,000	250,007	6,355	556,362
Ron Sugar	135,000	250,007	12,419	397,426
Sue Wagner	100,000	250,007	2,178	352,185

(1) In accordance with SEC rules, the amounts shown reflect the aggregate grant date fair value of stock awards granted to Non-Employee Directors during 2017, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("FASB ASC 718"). The grant date fair value for RSUs is measured based on the closing price of Apple's common stock on the date of grant. See Note 1—Summary of Significant Accounting Policies found in Part II, Item 8, "Financial Statements and Supplementary Data" in the Notes to Consolidated Financial Statements in the Annual Report on Form 10-K for the year ended September 30, 2017.

Each Non-Employee Director received an automatic Annual Director Award of 1,825 RSUs on February 28, 2017, and the grant date fair value for each RSU was $136.99.

As of September 30, 2017, each Non-Employee Director held 1,825 unvested RSUs. In addition, Mr. Gore held outstanding and unexercised options to purchase 205,779 shares, Ms. Jung held outstanding and unexercised options to purchase 9,590 shares, and Dr. Levinson held outstanding and unexercised options to purchase 177,394 shares.

(2) The amounts shown reflect one or more products received under Apple's Board of Directors Equipment Program. For Dr. Sugar, the amount also includes matching charitable contributions under Apple's matching gifts program in the amount of $10,000.

Executive Officers

This section includes biographical information for Apple's executive officers, other than Mr. Cook.



Kate Adams
Senior Vice President,
General Counsel

Kate Adams, 53, oversees all legal matters, including corporate governance, intellectual property, litigation and securities compliance, global security, and privacy.

Kate joined Apple and assumed her current position in November 2017. Prior to joining Apple, Kate served as Senior Vice President and General Counsel of Honeywell International Inc., a diversified technology and manufacturing company, from April 2009. Prior to joining Honeywell in 2003, Kate was a partner at the law firm of Sidley Austin LLP and an Adjunct Professor of Law at Columbia Law School and New York University. Previously, she was a law clerk for Supreme Court Justice Sandra Day O'Connor, a trial attorney for the United States Department of Justice, Appellate Section, Environment and Natural Resources division, and a law clerk for Stephen Breyer, then chief judge of the U.S. Court of Appeals for the First Circuit.



Angela Ahrendts
Senior Vice President,
Retail

Angela Ahrendts, 57, oversees strategy, real estate and development, and operations of Apple's physical stores, online store, and contact centers.

Angela joined Apple and assumed her current position in May 2014. Prior to joining Apple, Angela served as director and Chief Executive Officer of Burberry plc, a luxury fashion company, from July 2006. Angela also previously served as Executive Vice President at Liz Claiborne Inc., and as President of Donna Karan International.



Eddy Cue
Senior Vice President,
Internet Software and
Services

Eddy Cue, 53, oversees Apple's content stores including the iTunes Store® and Apple Music®, as well as Apple Pay®, Maps, Apple's iCloud® services, and Apple's productivity and creativity apps.

Eddy joined Apple in January 1989 and assumed his current position in September 2011. Eddy's previous positions with Apple include Vice President of Internet Services and Senior Director of iTunes Operations. Eddy has served as a director of Ferrari S.p.A., a luxury sports car company, since November 2012.



Craig Federighi
Senior Vice President,
Software Engineering

Craig Federighi, 48, oversees the development of iOS, macOS®, and Siri®.

Craig rejoined Apple in April 2009 and assumed his current position in August 2012. Prior to rejoining Apple, Craig held several roles at Ariba, Inc., an enterprise software company, including Chief Technology Officer and Vice President of Internet Services. Prior to that, Craig worked at NeXT and at Apple upon the acquisition of NeXT. Craig's previous positions with Apple include Vice President of Mac OS Engineering and Director of Engineering.



Luca Maestri
Senior Vice President,
Chief Financial Officer

Luca Maestri, 54, oversees the accounting, business support, financial planning and analysis, treasury, M&A, investor relations, internal audit, and tax functions at Apple.

Luca joined Apple in March 2013 and assumed his current position in May 2014. Prior to assuming his current position, Luca served as Apple's Vice President and Corporate Controller. Prior to joining Apple, Luca was Executive Vice President, Chief Financial Officer of Xerox Corporation, a business services and technology company, from February 2011 to February 2013. Prior to that, Luca was Chief Financial Officer at Nokia Siemens Networks from October 2008 to February 2011. He previously had a 20-year career with General Motors Corporation, where he served as Chief Financial Officer of GM Europe and GM Brazil, and held several executive positions with General Motors Corporation in Europe and Asia Pacific. Luca served as a director of The Principal Financial Group from February 2012 to May 2015.



Dan Riccio
Senior Vice President,
Hardware Engineering

Dan Riccio, 55, oversees the Mac®, iPhone®, iPad®, and iPod® engineering teams.

Dan joined Apple in June 1998 and assumed his current position in August 2012. Dan's previous positions with Apple include Vice President of Product Design and Vice President of iPad Hardware Engineering. Prior to joining Apple, Dan worked at Compaq Computer Corporation as Senior Manager of Mechanical Engineering.



Phil Schiller
Senior Vice President,
Worldwide Marketing

Phil Schiller, 57, oversees worldwide product marketing and leads Apple's App Stores® across all Apple platforms and developer-related functions at Apple. Phil's other marketing responsibilities include international, education, and business marketing.

Phil rejoined Apple in April 1997 and assumed his current position in February 2002. Prior to rejoining Apple, Phil was Vice President of Product Marketing at Macromedia, Inc. from December 1995 to March 1997 and Director of Product Marketing at FirePower Systems, Inc. from 1993 to December 1995. Prior to that, Phil spent six years at Apple in various marketing positions. Phil has served as a director of Illumina, Inc., a genetics company, since July 2016.



Johny Srouji
Senior Vice President,
Hardware Technologies

Johny Srouji, 53, oversees custom silicon and hardware technologies including batteries, application processors, storage controllers, sensors silicon, display silicon, and other chipsets across Apple's entire product line.

Johny joined Apple in 2008 and assumed his current position in December 2015. Johny's previous positions with Apple include Vice President, Hardware Technologies, and Vice President, VLSI (Very Large Scale Integration). Prior to joining Apple, Johny worked in various engineering roles at IBM and Intel.



Jeff Williams
Senior Vice President,
Chief Operating Officer

Jeff Williams, 54, oversees Apple's entire supply chain, service and support, and social responsibility initiatives. He also oversees the development of Apple Watch®, and is driving the company's health initiatives.

Jeff joined Apple in June 1998 and assumed his current position in December 2015. Jeff's previous positions with Apple include Senior Vice President, Operations; Head of Worldwide Procurement; and Vice President of Operations. Prior to joining Apple, Jeff worked in a number of operations and engineering roles at IBM from 1985 to 1998.

Executive Compensation

This section describes the compensation program for our named executive officers and includes the required executive compensation tables.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the disclosures contained in the following "Compensation Discussion and Analysis." Based on this review and discussion, the Compensation Committee recommended to the Board that the section entitled "Compensation Discussion and Analysis" be included in this Proxy Statement for the Annual Meeting.

Members of the Compensation Committee

Andrea Jung (Chair) | Al Gore | Bob Iger

Compensation Discussion and Analysis

Apple delivered another year of outstanding financial performance in 2017. Our year-over-year revenue growth rate accelerated during each quarter in 2017 and drove earnings per share growth of 11%. Our Services business alone has grown to the size of a Fortune 100 company with net sales of $30 billion and year-over-year growth of 23%.

Our executive compensation program is designed to reward performance in a simple and effective way. It reflects the unparalleled size, scope, and success of Apple's business and the importance of our executive officers operating as a high-performing team, while focusing on key measures of profitability and the creation of shareholder value. Net sales and operating income for 2017 were $229.2 billion and $61.3 billion, respectively, and year-over-year our stock price increased 36.7%. We believe the compensation paid to our named executive officers for 2017 appropriately reflects and rewards their contributions to our performance.

This Compensation Discussion and Analysis explains the 2017 compensation program for our named executive officers and the guiding principles and practices upon which it is based. Tim Cook, Luca Maestri, Angela Ahrendts, Johny Srouji, Dan Riccio, and Bruce Sewell were our named executive officers for 2017. Mr. Riccio and Mr. Sewell had the same total compensation according to SEC reporting rules, and as a result, we are reporting six named executive officers for 2017. In October 2017, Apple announced that Mr. Sewell would retire from Apple, effective at the end of the calendar year.

Guiding Principles and Compensation Practices

Our executive compensation program attracts, motivates, and retains a talented, entrepreneurial, and creative team of executives to provide leadership for Apple's success in dynamic and competitive markets. We have a pay-for-performance philosophy for executive compensation based on the following principles:

Team-Based Approach. Our executive officers are expected to operate as a high-performing team, and accordingly, we apply a team-based approach to our executive compensation program with internal pay equity as a primary consideration. We believe that awarding the same base salary, annual cash incentive opportunity, and long-term equity awards to each of our executive officers, other than the CEO, is fundamental to this approach.

Performance Expectations. We establish clear performance expectations for our executive team, and each executive officer is expected to contribute to Apple's overall success rather than focus solely on specific objectives within his or her primary area of responsibility. Our executive compensation program is designed to motivate exceptional performance that achieves our overall financial objectives and creates long-term shareholder value.

Emphasis on Long-Term Equity Incentives. Our executive compensation program emphasizes long-term shareholder value creation by using both performance-based and time-based RSUs that vest over multiple years, and is weighted considerably toward equity awards rather than cash compensation. The emphasis on long-term RSU awards generates a substantial retention incentive, encourages our executive officers to focus on Apple's long-term performance and success, and aligns executive compensation with the interests of our shareholders. In 2017, the performance-based component of the RSUs was increased to 50% of the grant date fair value to place a greater emphasis on performance-based compensation for our executive officers.

Executive Compensation Policies and Practices. Our compensation program supports our guiding principles and reflects our commitment to sound executive compensation policies and practices, as highlighted in the following table.

Compensation Practices

Independent compensation consultant	The Compensation Committee has directly retained an independent compensation consultant that performs no services for Apple other than services for the Compensation Committee.
Annual compensation risk assessment	The Compensation Committee conducts an annual risk assessment of our compensation program.
Risk management	We prohibit short sales, transactions in derivatives of Apple securities, including hedging transactions, and pledging of shares by all executive officers.
Stock ownership guidelines	We have robust stock ownership guidelines for our executive officers.
Equity clawback policy	Our RSU agreements have a recoupment provision requiring repayment to Apple of any shares or other amount that may be paid in respect of RSUs in the event of certain acts of misconduct.
Vesting and performance conditions on dividend equivalents	We apply the same vesting restrictions and performance conditions on dividend equivalents as on the underlying RSUs.
At-will employment	We employ our executive officers at will.
No pension or other special benefits	We do not provide pensions or supplemental executive retirement, health, or insurance benefits.
No change of control payments	We do not offer change of control payments or gross-ups of related excise taxes.
No retirement vesting	We do not include retirement vesting provisions in equity awards.
No repricing	We do not allow repricing of stock options without shareholder approval.

Discretion and Judgment of the Compensation Committee

The Compensation Committee, consisting entirely of independent directors, reviews and approves the compensation of Apple's executive officers and acts as the administering committee for Apple's employee equity compensation plans.

Each year, the Compensation Committee conducts an evaluation of Apple's executive compensation program to determine if any changes would be appropriate. In making these determinations, the Compensation Committee may consult with its independent compensation consultant and management, as described below; however, the Compensation Committee uses its own judgment in making final decisions regarding the compensation paid to our executive officers.

The Role of the Compensation Consultant. The Compensation Committee selects and retains the services of its own independent compensation consultant and annually reviews the performance of the consultant. As part of the review process, the Compensation Committee considers the independence of the consultant in accordance with SEC and Nasdaq rules.

Since 2014, the Compensation Committee has engaged the services of Pay Governance, an independent compensation consulting firm. During 2017, Pay Governance provided no services to Apple other than services for the Compensation Committee, and worked with Apple's management, as directed by the Compensation Committee, only on matters for which the Compensation Committee is responsible.

At the Compensation Committee's request, Pay Governance regularly attends Compensation Committee meetings. Pay Governance also communicates with the Chair of the Compensation Committee outside committee meetings regarding matters related to the Compensation Committee's responsibilities. In 2017, the Compensation Committee generally sought input from Pay Governance on a range of external market factors, including evolving compensation trends, appropriate peer companies, and market data. Pay Governance also provided general observations about Apple's compensation programs and about management's recommendations regarding the amount and form of compensation for our executive officers.

The Role of the Chief Executive Officer. At the Compensation Committee's request, Mr. Cook provides input regarding the performance and appropriate compensation of the other executive officers. The Compensation Committee considers Mr. Cook's evaluation of the other executive officers because of his direct knowledge of each executive officer's performance and contributions. Mr. Cook is not present during voting or deliberations by the Compensation Committee regarding his own compensation.

The Role of Peer Companies and Benchmarking. The Compensation Committee reviews peer group composition each year. With the assistance of Pay Governance, the Compensation Committee identified groups of companies to serve as market reference points for compensation comparison purposes for 2017. A primary peer group was developed for reference consisting of U.S.-based, stand-alone, publicly traded companies in the technology, media, and internet services industries that, in the Compensation Committee's view, compete with Apple for talent. The threshold revenue and market capitalization requirements for a company to be considered for the primary peer group for 2017 were $15 billion and $35 billion, respectively. In addition, the Compensation Committee decided to keep Hewlett Packard Enterprise and HP Inc. in the primary peer group for consistency with the 2016 primary peer group even though neither company satisfied the market capitalization requirement. The companies in the primary peer group are listed below.

Primary Peer Group

Alphabet	Disney	IBM	Time Warner
Amazon.com	EMC	Intel	Time Warner Cable
AT&T	Facebook	Microsoft	Twenty-First Century Fox
Cisco Systems	Hewlett Packard Enterprise	Oracle	Verizon
Comcast	HP Inc.	Qualcomm	

A secondary peer group of premier companies that have iconic brands or are industry or category leaders, rely on significant R&D and innovation for growth, and require highly-skilled human capital was also considered as an additional reference set for the Compensation Committee. The companies in the secondary peer group are listed below. Unless otherwise specified, references in this Compensation Discussion and Analysis to peer companies include both the primary and the secondary peer group companies.

Secondary Peer Group

3M	Coca-Cola	Nike
American Express	General Electric	PepsiCo
Boeing	Johnson & Johnson	Procter & Gamble

Apple continues to be significantly larger, by revenue and market capitalization measures, than the peer companies. Apple reported net sales of $229.2 billion during 2017 and had a market capitalization of $790.1 billion as of the end of 2017.

Apple v. Peer Companies



In the chart above, the revenue shown for peer group companies is the amount reported by each company in its most recently filed annual report as of the Record Date, and market capitalization for peer group companies is the amount provided by Bloomberg L.P. as of September 29, 2017, the last trading day of Apple's fiscal year. The chart does not include EMC or Time Warner Cable, which either merged with or were acquired by another company before September 29, 2017.

The Compensation Committee reviews compensation practices and program design at peer companies to inform its decision-making process so it can set total compensation levels that it believes are commensurate with the relative size, scope, and performance of Apple. The Compensation Committee, however, does not set compensation components to meet specific benchmarks as compared to peer companies, such as targeting salaries at a specific market percentile. The Compensation Committee believes that over-reliance on benchmarking can result in compensation that is unrelated to the value delivered by our executive officers because compensation benchmarking does not take into account the specific performance of the executive officers or the relative size, scope, and performance of Apple. The Compensation Committee's executive compensation determinations are subjective and the result of the Compensation Committee's business judgment, which is informed by the experience of the members of the Compensation Committee as well as input from, and peer group data provided by, the Compensation Committee's independent compensation consultant.

Shareholder Feedback. We value the feedback provided by our shareholders and have discussions with many of them on an ongoing basis regarding various corporate governance topics, including executive compensation. After considering a number of factors, including this feedback, the Compensation Committee approved an executive compensation program for 2017 that was similar to the 2016 program but changed the target equity award allocation as a percentage of the grant date fair value reported in the Summary Compensation Table from 60% time-based and 40% performance-based RSUs to 50% time-based and 50% performance-based RSUs. This change placed an even greater emphasis on performance-based equity awards for our executive officers.

Shareholders are also provided the opportunity to cast an annual advisory vote on executive compensation. At Apple's 2017 annual meeting of shareholders, shareholders indicated their overwhelming support for the compensation of our named executive officers, with approximately 95% support for the say-on-pay proposal. The Compensation Committee considered this result and shareholder feedback and approved an executive compensation program for 2018 that is similar to the 2017 program. The Compensation Committee will continue to consider shareholder feedback and the results of say-on-pay votes when making future compensation decisions.

2017 Named Executive Officer Compensation

Our executive compensation program is designed to reward performance in a simple and effective way. It reflects the unparalleled size, scope, and success of Apple's business and the importance of our executive officers operating as a high-performing team. It incorporates elements that create shareholder value by driving financial performance, retaining a high-performing and talented executive team, and aligning the interests of the executive team with the interests of shareholders. The main elements of the executive compensation program are base salary, annual cash incentive, and long-term equity awards.

The chart below shows target dollar values for the main elements of our named executive officers' 2017 compensation.



Base Salary
Annual Cash Incentive
CEO
3M
6M
Tim Cook has not received an equity award since 2011
Base Salary
Annual Cash Incentive
Performance-Based Equity Award
Time-Based Equity Award
Other Named Executive Officers
1M
2M
10M
10M

Cash Compensation

Base Salary. Base salary is a customary, fixed element of compensation intended to attract and retain executives. The Compensation Committee considers market data provided by its independent compensation consultant, internal pay equity among the executive officers, and Apple's financial results and market capitalization relative to the peer companies when setting base salaries. For 2017, Mr. Cook's annual base salary was $3 million and the annual base salary for each of our other named executive officers was $1 million.

Annual Cash Incentive. Our annual cash incentive program provides our executive officers with accountability for Apple's annual financial results through variable, at-risk compensation. Net sales and operating income, as determined in accordance with generally accepted accounting principles, are used as the performance measures for the annual cash incentive program because they reflect commonly recognized measures of overall company performance and profitability and are drivers of shareholder value creation.

The annual cash incentive program provides payout opportunities based on the achievement of financial goals that require our executive officers to meet high standards of performance at threshold, target, and maximum levels. The Compensation Committee established the performance goals under the annual cash incentive program in the first quarter of 2017, taking into consideration Apple's 2016 financial results, 2017 expectations, macroeconomic factors, and alignment between payout opportunities and performance levels.

For the 2017 annual cash incentive program, the Compensation Committee established threshold goals of $215.6 billion for net sales and $52.3 billion for operating income, representing the minimum level of performance expected for an executive officer to receive an annual cash incentive payout. At the threshold performance level, the total payout opportunity was 100% of base salary. The target goals under the 2017 annual cash incentive plan were $225.2 billion for net sales and $57.9 billion for operating income, representing financial results that would be challenging to achieve. At the target performance level, the total payout opportunity was 200% of base salary. The Compensation Committee also set maximum goals of $234.8 billion for net sales and $62.9 billion for operating income. Maximum goals represent exceptional financial performance, the achievement of which would result in the highest total payout opportunity under the annual cash incentive program of 400% of base salary.

Payouts of the annual cash incentive are determined based on an equal weighting for the net sales and operating income measures and are linearly interpolated for achievement between the threshold, target, and maximum goals. There is no payout for a particular performance measure unless the threshold goal is achieved with respect to that measure, and the payouts are capped at 400% of base salary for performance at or exceeding the

maximum performance goals. The Compensation Committee may, in its discretion, reduce (but not increase) the actual payout of any individual's annual cash incentive based on Apple's performance and the Compensation Committee's subjective assessment of the executive officer's overall performance.

For 2017, we achieved net sales of $229.2 billion and operating income of $61.3 billion, which exceeded the target goals established by the Compensation Committee under the 2017 annual cash incentive program and resulted in an annual cash incentive payout of 155.5% of target. The Compensation Committee determined that no downward adjustments to the payouts would be made based on Apple's 2017 performance and the individual contributions of our named executive officers.

Long-Term Equity Awards

Our executive compensation program emphasizes long-term shareholder value creation through performance-based and time-based RSUs granted to each of our executive officers.

Performance-Based RSUs. The number of performance-based RSUs that vest depends on Apple's total shareholder return relative to the other companies in the S&P 500 for the performance period ("Relative TSR"). The Compensation Committee chose Relative TSR as a straightforward and objective metric for Apple's shareholders to evaluate our performance against the performance of other companies and to align the interests of our executive officers with the interests of shareholders.

We measure Relative TSR for a specified period of time based on the change in each company's stock price during that period, taking into account any dividends paid during that period, which are assumed to be reinvested in the stock. A 20-trading-day averaging period is used to determine the beginning and ending stock price values used to calculate the total shareholder return of Apple and the other companies in the S&P 500. This averaging period mitigates the impact on the long-term Relative TSR results of one-day or short-term stock price fluctuations at the beginning or end of the performance period. The change in value from the beginning to the end of the period is divided by the beginning value to determine total shareholder return. Apple's total shareholder return is compared to the total shareholder return of other companies, ranked by percentile, to determine the number of performance-based RSUs that vest for each performance period.

Time-Based RSUs. Equity awards with time-based vesting align the interests of our executive officers with the interests of our shareholders and promote the stability and retention of a high-performing executive team over the longer term. Vesting schedules for time-based awards generally require continuous service over multiple years, as described below.

Mr. Cook's Long-Term Equity Award

Mr. Cook last received an equity award when he was promoted to Chief Executive Officer in 2011 (the "2011 RSU Award"). At Mr. Cook's request, the 2011 RSU Award was modified in 2013 to put a portion of the award at risk based on Apple's Relative TSR performance. The performance condition requires Apple to outperform two-thirds of the comparative companies in the S&P 500 for each performance period in order for 100% of the performance-based RSUs allocated to that period to vest. The 2011 RSU Award only has downside risk to Mr. Cook. It does not contain an upside vesting opportunity, and there is no interpolation for results between the Relative TSR percentile levels set forth below.

Relative TSR Percentile v. S&P 500 Companies	Performance-Based RSUs Vesting
Top Third	100%
Middle Third	50%
Bottom Third	0%

For the three-year performance period from August 25, 2014 through August 24, 2017, 280,000 performance-based RSUs were subject to the Relative TSR performance condition. Apple's Relative TSR for this performance period was at the 81st percentile of the companies that were included in the S&P 500 for the entire performance period. As a result, all of the 280,000 performance-based RSUs vested on August 24, 2017. Apple's total shareholder return during this 3-year performance period was 70.57%.

Other Named Executive Officers' Long-Term Equity Awards

In October 2016, the Compensation Committee awarded RSUs with a grant date fair value of $20 million (the "Annual RSU Awards") to each of our executive officers, other than Mr. Cook. The performance-based component of the Annual RSU Awards was increased to 50% of the grant date fair value to place a greater emphasis on performance-based compensation for our executive officers. The value and relative mix of the Annual RSU Awards was a subjective determination by the Compensation Committee based on its own business judgment after taking into consideration factors such as market compensation data provided by its independent compensation consultant, its subjective assessment of the appropriate relationship between time- and performance-based awards, historical equity grants, shareholder feedback, and, with respect to the value of the awards, financial results and market capitalization compared to peer companies.

The Annual RSU Awards granted as performance-based RSUs in October 2016 have a three-year performance-period (fiscal years 2017 through 2019) and will vest on October 1, 2019, subject to continued employment through that date, with zero to 200% of the target number of shares vesting depending on Apple's Relative TSR percentile ranking for the performance period, as follows:

Relative TSR Percentile v. S&P 500 Companies	Performance-Based RSUs Vesting as a Percentage of Target
85th or above	200%
55th	100%
25th	25%
below 25th	0%

This vesting schedule requires Relative TSR performance at the 25th percentile to vest in the threshold number of shares, Relative TSR performance above the median at the 55th percentile to vest in the target number of shares, and Relative TSR performance at the 85th percentile in order to vest in the maximum 200% of the target number of shares. No RSUs vest if Apple's Relative TSR performance is below the 25th percentile. In addition, if Apple's total shareholder return for the performance period is negative, the number of RSUs that vests is capped at 100% of the target number of shares regardless of our percentile ranking. If Apple's Relative TSR percentile ranking is above the 25th percentile and between the levels shown in the table above, the portion of the RSUs that vests is linearly interpolated between the two nearest vesting percentages.

The Annual RSU Awards granted as time-based RSUs in October 2016 vest in three equal annual installments commencing on April 1, 2019 (approximately two and one-half years following the grant date), subject to continued employment through each applicable vesting date. This schedule means that, to receive the full benefit of the time-based RSU award, the recipient must perform approximately four and one-half years of continuous service following the grant date. The April vesting dates for the time-based RSUs were selected to balance the October vesting of the performance-based RSUs and provide regular vesting intervals.

Performance-Based RSU Payout Results. During 2017, Mr. Riccio and Mr. Sewell vested in annual performance-based RSUs that were granted on March 3, 2014. For the three-year performance period from the beginning of 2014 through the end of 2016, each of Mr. Riccio and Mr. Sewell vested in 87,578 performance-based RSUs based on Apple's Relative TSR at the 83rd percentile of the companies that were included in the S&P 500 for the period. Apple's total shareholder return during this 3-year performance period was 69.27%.

During 2017, Mr. Maestri vested in performance-based RSUs that were granted on May 29, 2014 in connection with his promotion to Chief Financial Officer. For the 28-month performance period from May 29, 2014 through the end of 2016, Mr. Maestri vested in 10,694 performance-based RSUs based on Apple's Relative TSR at the 67th percentile of the companies that were included in the S&P 500 for the period. Apple's total shareholder return during this 28-month performance period was 33.62%.

During 2017, Ms. Ahrendts vested in performance-based RSUs that were granted on May 1, 2014 in connection with her hiring. For the three-year performance period from May 1, 2014 through April 30, 2017, Ms. Ahrendts vested in 80,458 performance-based RSUs based on Apple's Relative TSR at the 94th percentile of the companies that were included in the S&P 500 for the period. Apple's total shareholder return during this 3-year performance period was 95.96%.

Dividend Equivalents

At Mr. Cook's request, none of his RSUs participate in dividend equivalents. All other unvested RSUs granted to Apple employees have dividend equivalent rights, which entitle RSU holders to the same dividend value per share as our shareholders. Dividend equivalents are subject to the same vesting and other terms and conditions as the corresponding unvested RSUs. Dividend equivalents are accumulated and paid when the underlying RSUs vest.

Other Benefits

Our executive officers are eligible to participate in our health and welfare programs, Employee Stock Purchase Plan, 401(k) plan, matching gifts program, vacation cash-out, and other benefit programs on the same basis as other employees.

Security and Private Aircraft. The personal safety and security of our employees is of the utmost importance to Apple and its shareholders. We provide risk-based, business-related and personal security services to our employees, including our executive officers, as determined to be appropriate by our security team. We do not consider the security measures provided to our executive officers to be a personal benefit, but rather reasonable and necessary expenses for the benefit of Apple. However, in accordance with SEC disclosure rules, the aggregate incremental cost of these services is reported in the Summary Compensation Table.

As an additional security measure for Mr. Cook, the Board also requires that he use private aircraft for all business and personal travel. This policy was implemented in 2017 in the interests of security and efficiency based on our global profile and the highly visible nature of Mr. Cook's role as CEO. Mr. Cook recognizes imputed taxable income and is not provided a tax reimbursement for personal use of private aircraft.

From time to time, other members of the executive team, including each of the executive officers other than Mr. Cook, may request private aircraft to facilitate travel that is directly and integrally related to the performance of their job duties and when the use of private aircraft will increase efficiency or security associated with a particular trip. Occasionally, spouses or other family members may accompany an executive on these flights. When this occurs, we require the executive to pay the greater of the incremental cost, if any, to accommodate these guests on the flight or the imputed income amount determined using the IRS Standard Industry Fare Level (SIFL) rate. Accordingly, there is no incremental cost to Apple when family members accompany an executive on private business flights.

Relocation Assistance. Relocation assistance, including a gross-up for taxable relocation benefits, is provided to employees when necessary based on business needs. Ms. Ahrendts was provided relocation assistance to move closer to Apple's headquarters in connection with her hiring. Some of these relocation expenses were incurred in 2017 and are reported in the Summary Compensation Table.

Tax Assistance. In 2017, Ms. Ahrendts incurred fees for personal tax services related to tax assistance for relocation benefits that were provided to her for 2014 and 2015. These fees were paid by Apple and are reported in the Summary Compensation Table.

Severance. We generally do not enter into severance arrangements with our executive officers. An exception to this practice was made in connection with hiring Ms. Ahrendts in May 2014. We offered her a limited cash severance arrangement and an accelerated vesting provision for certain RSUs. Her limited cash severance arrangement expired in May 2017, and she has 13,132 unvested RSUs remaining from the RSUs she was awarded upon hire that have an accelerated vesting provision if Apple terminates her employment other than for "Cause" or if she resigns for "Good Reason" prior to the date the awards are scheduled to vest in June 2018. Details of this arrangement are described under "Executive Compensation—Executive Compensation Tables" in the section entitled "Potential Payments Upon Termination or Change of Control."

Governance and Other Considerations

Tax Deductibility of Compensation Expense. Section 162(m) of the Internal Revenue Code generally places a $1 million limit on the amount of compensation a company can deduct in any one year for certain executive officers. While the Compensation Committee considers the deductibility of awards as one factor in determining executive compensation, the Compensation Committee also looks at other factors in making its decisions, as noted above, and retains the flexibility to award compensation that it determines to be consistent with the goals of our executive compensation program even if the awards are not deductible by Apple for tax purposes.

The 2017 annual cash incentive opportunities and performance-based RSU awards granted to our executive officers were designed in a manner intended to be exempt from the deduction limitation of Section 162(m) because they are paid based on the achievement of pre-determined performance goals established by the Compensation Committee pursuant to our shareholder-approved equity incentive plan. In addition, the portion of Mr. Cook's 2011 RSU Award subject to performance criteria with measurement periods that begin after the June 21, 2013 modification was designed in a manner intended to be exempt from the deduction limitation of Section 162(m).

Base salary and RSU awards with only time-based vesting requirements, which represent a portion of the equity awards granted to our executive officers, are not exempt from Section 162(m), and therefore will not be deductible to the extent the $1 million limit of Section 162(m) is exceeded.

The exemption from Section 162(m)'s deduction limit for performance-based compensation has been repealed, effective for taxable years beginning after December 31, 2017, such that compensation paid to our covered executive officers in excess of $1 million will not be deductible unless it qualifies for transition relief applicable to certain arrangements in place as of November 2, 2017.

Despite the Compensation Committee's efforts to structure the executive team annual cash incentives and performance-based RSUs in a manner intended to be exempt from Section 162(m) and therefore not subject to its deduction limits, because of ambiguities and uncertainties as to the application and interpretation of Section 162(m) and the regulations issued thereunder, including the uncertain scope of the transition relief under the legislation repealing Section 162(m)'s exemption from the deduction limit, no assurance can be given that compensation intended to satisfy the requirements for exemption from Section 162(m) in fact will. Further, the Compensation Committee reserves the right to modify compensation that was initially intended to be exempt from Section 162(m) if it determines that such modifications are consistent with Apple's business needs.

Recoupment of RSUs. The executive officers' RSUs are granted pursuant to the terms of our standard RSU agreements. These terms require an employee to deliver or otherwise repay to Apple any shares or other amount that may be paid in respect of RSUs in the event the employee commits a felony while employed by Apple, or engages in a breach of confidentiality, commits an act of theft, embezzlement or fraud, or materially breaches any agreement with Apple while employed by Apple or at any time thereafter.

Prohibition on Hedging, Pledging, and Short Sales. We prohibit transactions in derivatives of Apple stock, including hedging transactions, for all directors, officers, employees, consultants, and contractors of Apple. In addition, we prohibit pledging of Apple stock as collateral by directors and executive officers of Apple and prohibit short sales of Apple stock by directors and executive officers.

Stock Ownership Guidelines. Under our stock ownership guidelines, Mr. Cook is expected to own shares of Apple stock that have a value equal to ten times his base salary. As of the end of 2017, he owned shares with a value of over 46 times his base salary. All other executive officers are expected to own shares that have a value equal to three times their base salary within five years of the officer first becoming subject to the guidelines. Each executive officer currently satisfies the guidelines or has time remaining to satisfy the guidelines. Shares may be owned directly by the individual, owned jointly with or separately by the individual's spouse, or held in trust for the benefit of the individual, the individual's spouse, or the individual's children.

Risk Considerations. The Compensation Committee considers, in establishing and reviewing the executive compensation program, whether the program encourages unnecessary or excessive risk-taking and has concluded that it does not. See the section entitled "Board Oversight of Risk Management" above for an additional discussion of risk considerations.

Executive Compensation Tables

Summary Compensation Table—2017, 2016, and 2015

The following table, footnotes, and related narrative show information regarding the total compensation of each named executive officer for 2017, 2016, and 2015, except in the case of Mr. Srouji, who was not a named executive officer in 2015 and 2016.

Name and Principal Position (a)	Year (b)	Salary[1] ($)(c)	Bonus ($)(d)	Stock Awards[2] ($)(e)	Non-Equity Incentive Plan Compensation[3] ($)(f)	All Other Compensation ($)(g)	Total ($)(h)
Tim Cook Chief Executive Officer	2017	3,057,692	—	—	9,327,000	440,374[4]	12,825,066
	2016	3,000,000	—	—	5,370,000	377,719	8,747,719
	2015	2,000,000	—	—	8,000,000	281,327	10,281,327
Luca Maestri Senior Vice President, Chief Financial Officer	2017	1,019,231	—	20,000,113	3,109,000	13,271[5]	24,141,615
	2016	1,000,000	—	20,000,083	1,790,000	13,486	22,803,569
	2015	1,000,000	—	20,000,105	4,000,000	337,872	25,337,977
Angela Ahrendts Senior Vice President, Retail	2017	1,019,231	—	20,000,113	3,109,000	87,728[6]	24,216,072
	2016	1,000,000	—	20,000,083	1,790,000	112,809	22,902,892
	2015	1,000,000	—	20,000,105	4,000,000	779,124	25,779,229
Johny Srouji Senior Vice President, Hardware Technologies	2017	1,019,231	—	20,000,113	3,109,000	34,048[7]	24,162,392
Dan Riccio Senior Vice President, Hardware Engineering	2017	1,019,231	—	20,000,113	3,109,000	17,702[8]	24,146,046
	2016	1,000,000	—	20,000,083	1,790,000	17,461	22,807,544
	2015	1,000,000	—	20,000,105	4,000,000	17,521	25,017,626
Bruce Sewell Former Senior Vice President, General Counsel and Secretary	2017	1,019,231	—	20,000,113	3,109,000	17,702[9]	24,146,046
	2016	1,000,000	—	20,000,083	1,790,000	17,461	22,807,544
	2015	1,000,000	—	20,000,105	4,000,000	17,521	25,017,626

(1) For 2017, Mr. Cook's annual base salary was $3 million and the annual base salary for each of our other named executive officers was $1 million. Because 2017 was a 53-week fiscal year, the 2017 salary amounts reflect an extra week of pay.

(2) The grant date fair value for time-based RSUs is measured based on the closing price of Apple's common stock on the date of grant. The grant date fair value for performance-based RSUs is calculated based on a Monte-Carlo valuation of each award on the date of grant, determined under FASB ASC 718. Assuming the highest level of performance is achieved under the applicable performance conditions, the maximum possible value of the performance-based RSUs granted to each of the named executive officers in 2017 (other than Mr. Cook), using the grant date fair value, is

$20,000,068. See Note 1—Summary of Significant Accounting Policies found in Part II, Item 8, "Financial Statements and Supplementary Data" in the Notes to Consolidated Financial Statements in the Annual Report on Form 10-K for the year ended September 30, 2017, and also see footnote 1 to the table entitled "Grants of Plan-Based Awards—2017."

(3)   As described under "Executive Compensation—Compensation Discussion and Analysis," the named executive officers' annual cash incentives are based on the performance of Apple relative to pre-determined objectives for the year and the performance of the individual executive. The threshold, target, and maximum amounts for each named executive officer's 2017 annual cash incentive opportunity are shown in the table entitled "Grants of Plan-Based Awards—2017." In 2017, Apple was above its target performance goals for both net sales and operating income, resulting in a payout of each named executive officer's annual cash incentive at 155.5% of target. The Compensation Committee determined that no downward adjustments would be made based on Apple's or an individual's performance and approved the payout for each named executive officer for 2017.

(4)   This amount represents: (i) Apple's contributions to Mr. Cook's account under its 401(k) plan in the amount of $16,200; (ii) term life insurance premiums paid by Apple in the amount of $3,003; (iii) vacation cash-out in the amount of $103,846; (iv) security expenses in the amount of $224,216, which represents the incremental cost for personal security services provided to Mr. Cook as determined by allocating both direct costs and a percentage of fixed costs incurred by Apple and used to provide personal security services; and (v) personal air travel expenses in the amount of $93,109, which represents the incremental cost to Apple for Mr. Cook's personal use of private aircraft based on hourly flight charges and other variable costs incurred by Apple for such use, including variable fuel charges, departure fees, and landing fees. For security reasons, the Board requires that Mr. Cook use private aircraft for all business and personal travel.

(5)   This amount represents: (i) Apple's contributions to Mr. Maestri's account under its 401(k) plan in the amount of $11,769; and (ii) term life insurance premiums paid by Apple in the amount of $1,502.

(6)   This amount represents: (i) Apple's contributions to Ms. Ahrendts' account under its 401(k) plan in the amount of $12,150; (ii) term life insurance premiums paid by Apple in the amount of $1,502; (iii) relocation expenses in the amount of $23,765 and associated tax gross up for taxable relocation amounts in the amount of $28,774; (iv) fees for tax services paid by Apple in the amount of $21,000; and (v) personal security expenses in the amount of $537.

(7)   This amount represents: (i) Apple's contributions to Mr. Srouji's account under its 401(k) plan in the amount of $16,200; (ii) term life insurance premiums paid by Apple in the amount of $1,502; and (iii) vacation cash-out in the amount of $16,346.

(8)   This amount represents: (i) Apple's contributions to Mr. Riccio's account under its 401(k) plan in the amount of $16,200; and (ii) term life insurance premiums paid by Apple in the amount of $1,502.

(9)   This amount represents: (i) Apple's contributions to Mr. Sewell's account under its 401(k) plan in the amount of $16,200; and (ii) term life insurance premiums paid by Apple in the amount of $1,502.

The amounts in the salary, bonus, and non-equity incentive plan compensation columns of the "Summary Compensation Table—2017, 2016, and 2015" reflect actual amounts paid for the relevant years, while the amounts in the stock awards column reflect accounting values. The tables entitled "Outstanding Equity Awards at 2017 Year-End" and "Option Exercises and Stock Vested—2017" provide further information on the named executive officers' potential realizable value and actual value realized with respect to their equity awards. The "Summary Compensation Table—2017, 2016, and 2015" should be read in conjunction with the Compensation Discussion and Analysis and the subsequent tables and narrative descriptions.

Grants of Plan-Based Awards—2017

The following table shows information regarding the incentive awards granted to the named executive officers for 2017.

Name (a)	Award Type	Grant Date (b)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)(i)	Grant Date Fair Value of Stock and Option Awards[1] ($)(j)
			Threshold ($)(c)	Target ($)(d)	Maximum ($)(e)	Threshold (#)(f)	Target (#)(g)	Maximum (#)(h)		
Tim Cook	Cash Incentive		—	3,000,000	6,000,000	12,000,000	—	—	—	—	—
Luca Maestri	Cash Incentive		—	1,000,000	2,000,000	4,000,000	—	—	—	—	—
	Time-based RSUs	10/14/2016	—	—	—	—	—	—	85,013	10,000,079
	Performance-based RSUs	10/14/2016	—	—	—	16,164	64,654	129,308	—	10,000,034
Angela Ahrendts	Cash Incentive		—	1,000,000	2,000,000	4,000,000	—	—	—	—	—
	Time-based RSUs	10/14/2016	—	—	—	—	—	—	85,013	10,000,079
	Performance-based RSUs	10/14/2016	—	—	—	16,164	64,654	129,308	—	10,000,034
Johny Srouji	Cash Incentive		—	1,000,000	2,000,000	4,000,000	—	—	—	—	—
	Time-based RSUs	10/14/2016	—	—	—	—	—	—	85,013	10,000,079
	Performance-based RSUs	10/14/2016	—	—	—	16,164	64,654	129,308	—	10,000,034
Dan Riccio	Cash Incentive		—	1,000,000	2,000,000	4,000,000	—	—	—	—	—
	Time-based RSUs	10/14/2016	—	—	—	—	—	—	85,013	10,000,079
	Performance-based RSUs	10/14/2016	—	—	—	16,164	64,654	129,308	—	10,000,034
Bruce Sewell	Cash Incentive		—	1,000,000	2,000,000	4,000,000	—	—	—	—	—
	Time-based RSUs	10/14/2016	—	—	—	—	—	—	85,013	10,000,079
	Performance-based RSUs	10/14/2016	—	—	—	16,164	64,654	129,308	—	10,000,034

(1) The grant date fair value for time-based RSUs is measured based on the closing price of Apple's common stock on the date of grant. The grant date fair value for performance-based RSUs is calculated based on a Monte-Carlo valuation of each award on the date of grant, determined under FASB ASC 718, incorporating the following assumptions:

		Assumptions		
Grant Date	Performance Period End Date	Expected Term (years)	Expected Volatility	Risk-Free Interest Rate
10/14/2016	9/28/2019	2.95	24.21%	0.99%

Apple used its historical stock prices as the basis for the volatility assumptions. The risk-free interest rates were based on U.S. Treasury rates in effect at the time of grant. The expected term was based on the time remaining in the performance period on the grant date. See Note 1—Summary of Significant Accounting Policies found in Part II, Item 8, "Financial Statements and Supplementary Data" in the Notes to Consolidated Financial Statements in the Annual Report on Form 10-K for the year ended September 30, 2017.

Description of Plan-Based Awards

Non-Equity Incentive Plan Awards. Each of the "Non-Equity Incentive Plan Awards" shown in the table entitled "Grants of Plan-Based Awards—2017" was granted under Apple's 2014 Employee Stock Plan (the "2014 Plan"), which provides flexibility to grant cash incentive awards, as well as equity awards. The material terms of the 2017 non-equity incentive awards are described under "Executive Compensation—Compensation Discussion and Analysis" in the section entitled "Annual Cash Incentive."

All Other Stock Awards. Each of the time-based and performance-based RSUs shown in the table entitled "Grants of Plan-Based Awards—2017" was granted under, and is subject to, the terms of the 2014 Plan. The Compensation Committee administers the 2014 Plan.

Time-Based RSUs. The time-based RSUs granted on October 14, 2016 are scheduled to vest in three annual installments commencing on April 1, 2019. Vesting is generally contingent on each officer's continued employment with Apple through the applicable vesting date.

Performance-Based RSUs. The performance-based RSUs granted on October 14, 2016 are scheduled to vest on October 1, 2019, subject to the officer's continued employment with Apple through the vesting date and satisfaction of performance conditions for the performance period beginning on September 25, 2016 and ending on September 28, 2019. As described under "Executive Compensation—Compensation Discussion and Analysis" in the section entitled "Other Named Executive Officers' Long-Term Equity Awards," in each case, between 0% and 200% of the target number of performance-based RSUs vest depending on Apple's Relative TSR percentile compared to the other companies in the S&P 500 over the performance period, with 100% of the target RSUs vesting if Apple's Relative TSR is at the 55th percentile. If Apple's total shareholder return for the performance period is negative, the number of RSUs that vest is capped at 100% of target.

Dividend Equivalents. RSUs granted under the 2014 Plan have dividend equivalents, which entitle holders of RSUs to the same dividend value per share as holders of common stock. Dividend equivalents are subject to the same vesting and other terms and conditions as the corresponding unvested RSUs. Dividend equivalents are accumulated and paid when the underlying RSUs vest. At Mr. Cook's request, none of his RSUs participate in dividend equivalents.

Outstanding Equity Awards at 2017 Year-End

The following table shows information regarding the outstanding equity awards held by each of the named executive officers as of September 30, 2017.

Name (a)	Grant Date (b)	Number of Shares or Units of Stock That Have Not Vested (#)(c)	Market Value of Shares or Units of Stock That Have Not Vested[1] ($)(d)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(e)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[1] ($)(f)
Tim Cook	8/24/2011	1,820,000[2]	280,498,400	1,120,000[2]	172,614,400
Luca Maestri	10/7/2013	12,558[3]	1,935,439	—	—
	5/29/2014	9,550[4]	1,471,846	—	—
	10/17/2014	81,908[5]	12,623,661	68,576[5][6]	10,568,933
	10/5/2015	108,323[7]	16,694,741	65,264[7][6]	10,058,488
	10/14/2016	85,013[8]	13,102,204	64,654[8][6]	9,964,474
Angela Ahrendts	5/1/2014	13,132[9]	2,023,904	—	—
	10/17/2014	81,908[5]	12,623,661	68,576[5][6]	10,568,933
	10/5/2015	108,323[7]	16,694,741	65,264[7][6]	10,058,488
	10/14/2016	85,013[8]	13,102,204	64,654[8][6]	9,964,474
Johny Srouji	10/7/2013	13,448[3]	2,072,606	—	—
	10/10/2014	27,921[10]	4,303,185	—	—
	10/5/2015	56,418[11]	8,695,142	—	—
	10/14/2016	85,013[8]	13,102,204	64,654[8][6]	9,964,474
Dan Riccio	3/3/2014	53,055[12]	8,176,837	—	—
	10/17/2014	81,908[5]	12,623,661	68,576[5][6]	10,568,933
	10/5/2015	108,323[7]	16,694,741	65,264[7][6]	10,058,488
	10/14/2016	85,013[8]	13,102,204	64,654[8][6]	9,964,474
Bruce Sewell	3/3/2014	53,055[12]	8,176,837	—	—
	10/17/2014	81,908[5]	12,623,661	68,576[5][6]	10,568,933
	10/5/2015	108,323[7]	16,694,741	65,264[7][6]	10,058,488
	10/14/2016	85,013[8]	13,102,204	64,654[8][6]	9,964,474

(1) The dollar amounts shown in Columns (d) and (f) are determined by multiplying the number of shares or units shown in Column (c) or (e), as applicable, by $154.12, the closing price of Apple's common stock on September 29, 2017, the last trading day of Apple's fiscal year.

(2) 700,000 time-based RSUs subject to this award are scheduled to vest on August 24, 2021, provided that the officer continues to be employed with Apple through the vesting date. The remaining 2,240,000 time- and performance-based RSUs subject to this award are scheduled to vest in four annual installments commencing on August 24, 2018, provided that the officer continues to be employed with Apple through the applicable vesting date and, with respect to a portion of each installment, satisfies the applicable performance conditions.

(3) The RSUs subject to this award vested in their entirety on October 15, 2017.

(4) The RSUs subject to this award are scheduled to vest in their entirety on May 29, 2018, provided that the officer continues to be employed with Apple through the applicable vesting date.

(5) The time-based RSUs subject to this award are scheduled to vest in two annual installments commencing on April 1, 2018, provided that the officer continues to be employed with Apple through the applicable vesting date. 125,494 performance-based RSUs subject to this award vested on October 1, 2017 (183% of the target number of performance-based RSUs) upon satisfaction of the performance condition above target.

(6) The target number of performance-based RSUs is shown. As described under "Executive Compensation—Compensation Discussion and Analysis," in each case, between 0% and 200% of the target number of performance-based RSUs vest depending on Apple's Relative TSR compared to the other companies in the S&P 500 over the relevant performance period.

(7) The time-based RSUs subject to this award are scheduled to vest in three annual installments commencing on April 1, 2018, provided that the officer continues to be employed with Apple through the applicable vesting date. 65,264 performance-based RSUs are scheduled to vest on October 1, 2018, provided that the officer continues to be employed with Apple through the vesting date and satisfies the applicable performance conditions.

(8) The time-based RSUs subject to this award are scheduled to vest in three annual installments commencing on April 1, 2019, provided that the officer continues to be employed with Apple through the applicable vesting date. 64,654 performance-based RSUs are scheduled to vest on October 1, 2019, provided that the officer continues to be employed with Apple through the vesting date and satisfies the applicable performance conditions.

(9) The RSUs subject to this award are scheduled to vest in their entirety on June 14, 2018, provided that the officer continues to be employed with Apple through the applicable vesting date.

(10) 9,307 RSUs subject to this award vested on October 15, 2017, and the remaining RSUs subject to this award are scheduled to vest in two semi-annual installments commencing on April 15, 2018, provided that the officer continues to be employed with Apple through the vesting date.

(11) 11,284 RSUs subject to this award vested on October 15, 2017, and the remaining RSUs subject to this award are scheduled to vest in four semi-annual installments commencing on April 15, 2018, provided that the officer continues to be employed with Apple through the vesting date.

(12) The RSUs subject to this award are scheduled to vest in their entirety on April 1, 2018, provided that the officer continues to be employed with Apple through the vesting date.

Stock Vested—2017

The following table shows information regarding the vesting during 2017 of RSUs previously granted to the named executive officers. No options were exercised by any named executive officer during 2017.

Name (a)	Stock Awards	
	Number of Shares Acquired on Vesting (#)(b)	Value Realized on Vesting[1] ($)(c)
Tim Cook	560,000	89,191,200
Luca Maestri	119,643	17,224,661
Angela Ahrendts	212,662	32,330,541
Johny Srouji	76,780	10,221,154
Dan Riccio	181,588	24,400,942
Bruce Sewell	181,588	24,400,942

(1) The dollar amounts shown in Column (c) are determined by multiplying the number of shares that vested by the per share closing price of Apple's common stock on the vesting date, plus any dividend equivalents attributable to such vested shares.

Potential Payments Upon Termination or Change of Control

We generally do not enter into severance arrangements with our named executive officers, and none of the equity awards granted to the named executive officers under Apple's equity incentive plans provide for acceleration in connection with a change of control or a termination of employment, other than as noted below or in connection with death or disability.

As described under "Executive Compensation—Compensation Discussion and Analysis" in the section entitled "Other Benefits," the vesting of the RSUs awarded to Ms. Ahrendts to compensate her for her unvested equity at Burberry (the "Make Whole RSUs"), where she previously served as Chief Executive Officer, would be accelerated if Apple terminated her employment other than for "Cause" or if she resigned for "Good Reason." "Cause" and "Good Reason" are defined in her offer letter. "Cause" generally means an act of fraud or material dishonesty; gross misconduct; failure to follow the lawful direction of the CEO or Board; failure to perform material duties for Apple; or material breach of an Apple policy. "Good Reason" generally means a material change in duties or responsibilities; a change in the reporting structure such that Ms. Ahrendts no longer reports to the CEO; a material change in primary work location; or a breach by Apple of any of its material commitments in connection with her employment. Had Apple terminated her employment other than for Cause or if she resigned for Good Reason on September 29, 2017, the last business day of Apple's fiscal year, the estimated amount she would have been entitled to under the Make Whole RSUs would have been $2,023,904.

Equity Acceleration upon Death or Disability

Time-Based RSUs. Time-based RSUs provide for partial accelerated vesting of the RSUs scheduled to vest on the next applicable vesting date following termination of employment due to disability and for full accelerated vesting upon death.

Performance-Based RSUs. Performance-based RSUs provide for a partial waiver of the service vesting condition upon the death or disability of the award recipient, with the number of shares that vest determined at the end of the performance period, based on actual performance results and the recipient's dates of employment during the performance period.

The following table shows the estimated amounts that the named executive officers would have become entitled to under the terms of all outstanding RSUs had their employment terminated due to either death or disability on September 29, 2017, the last business day of Apple's fiscal year. The estimated values for performance-based RSUs are shown at the maximum potential payout amounts.

Name	Estimated Total Value of Equity Acceleration upon Death[1] ($)	Estimated Total Value of Equity Acceleration upon Disability[1] ($)
Tim Cook	327,918,966	75,368,841
Luca Maestri	87,092,133	52,795,810
Angela Ahrendts	85,708,752	51,126,690
Johny Srouji	34,882,750	13,197,758
Dan Riccio	91,861,685	54,588,225
Bruce Sewell	91,861,685	54,588,225

(1) The dollar amounts are determined by multiplying the number of shares subject to the accelerated RSUs by $154.12, the closing price of Apple's common stock on September 29, 2017.

Proposals

This Proxy Statement contains six proposals requiring shareholder action.

Proposal No. 1 – Election of Directors

The Board has nominated directors Bell, Cook, Gore, Iger, Jung, Levinson, Sugar, and Wagner to be elected to serve until the next annual meeting of shareholders and until their successors are duly elected and qualified.

At the Annual Meeting, proxies cannot be voted for a greater number of individuals than the eight nominees named in this Proxy Statement. Holders of proxies solicited by this Proxy Statement will vote the proxies received by them as directed on the proxy card or, if no direction is made, for the election of the Board's eight nominees.

The term of any incumbent director who does not receive the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum, and has not earlier resigned, will end on the date that is the earlier of (a) 90 days after the date on which the voting results for the Annual Meeting are determined by the inspector of election, or (b) the date on which the Board selects a person to fill the office held by that director in accordance with Apple's bylaws.

Each of the directors nominated by the Board has consented to serving as a nominee, being named in this Proxy Statement, and serving on the Board if elected. Each director elected at the Annual Meeting will be elected to serve a one-year term. If any nominee is unable or declines to serve as a director at the time of the Annual Meeting, the proxy holders may vote for any nominee designated by the present Board to fill the vacancy.

There are no family relationships among Apple's executive officers and directors.

The Board recommends that shareholders vote FOR the election of directors Bell, Cook, Gore, Iger, Jung, Levinson, Sugar, and Wagner.

Vote Required

Apple has implemented majority voting in uncontested elections of directors. Accordingly, Apple's bylaws provide that in an uncontested election of directors the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum is required to elect a director.

Proposal No. 2 – Ratification of Appointment of Independent Registered Public Accounting Firm

The Audit Committee has re-appointed Ernst & Young LLP as Apple's independent registered public accounting firm and as auditors of Apple's consolidated financial statements for 2018. Ernst & Young has served as Apple's independent registered public accounting firm since 2009. The Audit Committee reviews the performance of the independent registered public accounting firm annually.

At the Annual Meeting, our shareholders are being asked to ratify the appointment of Ernst & Young as Apple's independent registered public accounting firm for 2018. In the event of a negative vote on this proposal, the Audit Committee will reconsider its selection. Even if this appointment is ratified, the Audit Committee may, in its discretion, direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interests of Apple and its shareholders. Representatives of Ernst & Young are expected to be present at the Annual Meeting, will have an opportunity to make a statement if they desire to do so, and will be available to respond to questions.

Fees Paid to Auditors

The following table shows the fees billed by Apple's independent registered public accounting firm for the years ended September 30, 2017 and September 24, 2016.

Ernst & Young	2017 ($)	2016 ($)
Audit Fees[1]	14,977,900	13,537,500
Audit-Related Fees[2]	678,600	653,000
Tax Fees[3]	1,399,600	1,863,700
All Other Fees[4]	84,500	62,200
Total	17,140,600	16,116,400

(1) Audit fees relate to professional services rendered in connection with the audit of Apple's annual financial statements and internal control over financial reporting, quarterly review of financial statements, and audit services provided in connection with other statutory and regulatory filings.

(2) Audit-related fees relate to professional services that are reasonably related to the performance of the audit or review of Apple's financial statements.

(3) Tax fees relate to professional services rendered in connection with tax compliance and preparation relating to tax returns and tax audits, as well as for tax consulting and planning services.

(4) All other fees relate to professional services not included in the categories above, including services related to other regulatory reporting requirements.

Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services Performed by the Independent Registered Public Accounting Firm

Apple maintains an auditor independence policy that, among other things, prohibits Apple's independent registered public accounting firm from performing non-financial consulting services, such as information technology consulting and internal audit services. This policy mandates that the Audit Committee approve in advance the audit and permissible non-audit services to be performed by the independent registered public accounting firm and the related budget, and that the Audit Committee be provided with quarterly reporting on actual spending. This policy also mandates that Apple may not enter into engagements with Apple's independent registered public accounting firm for non-audit services without the express pre-approval of the Audit Committee. In accordance with this policy, the Audit Committee pre-approved all services performed by Apple's independent registered public accounting firm in 2017.

The Board recommends a vote FOR Proposal No. 2.

Vote Required

Approval of Proposal No. 2 requires the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum.

Proposal No. 3 – Advisory Vote to Approve Executive Compensation

In accordance with the requirements of Section 14A of the Exchange Act and the related rules of the SEC, our shareholders have the opportunity to cast an annual advisory vote to approve the compensation of our named executive officers as disclosed pursuant to the SEC's compensation disclosure rules, including the Compensation Discussion and Analysis, the compensation tables, and the narrative disclosures that accompany the compensation tables (a "say-on-pay" vote).

Our executive compensation program is designed to reward performance in a simple and effective way. It reflects the unparalleled size, scope, and success of Apple's business and the importance of our executive officers operating as a high-performing team, while focusing on key measures of profitability and the creation of shareholder value. 2017 was another year of outstanding financial performance with net sales of $229.2 billion and operating income of $61.3 billion. Year-over-year our stock price increased 36.7%. We believe the compensation paid to our named executive officers for 2017 appropriately relects and rewards their contributions to our performance and is aligned with the long-term interests of our shareholders.

We encourage shareholders to read the Compensation Discussion and Analysis, beginning on page 30 of this Proxy Statement, which describes the details of our executive compensation program and the decisions made by the Compensation Committee in 2017.

We value the feedback provided by our shareholders. At the 2017 annual meeting of shareholders, approximately 95% of votes cast supported our executive compensation program. We have discussions with many of our shareholders on an ongoing basis regarding various corporate governance topics, including executive compensation, and take into account the views of shareholders regarding the design and effectiveness of our executive compensation program.

Shareholders are being asked to approve the following resolution at the Annual Meeting:

> **RESOLVED,** that the compensation paid to the named executive officers, as disclosed in this Proxy Statement pursuant to the SEC's executive compensation disclosure rules (which disclosure includes the Compensation Discussion and Analysis, the compensation tables, and the narrative disclosures that accompany the compensation tables), is hereby approved.

As an advisory vote, this proposal is not binding on Apple, the Board, or the Compensation Committee. However, the Compensation Committee and the Board value the opinions expressed by shareholders in their votes on this proposal and will consider the outcome of the vote when making future compensation decisions regarding named executive officers.

It is expected that the next say-on-pay vote will occur at the 2019 annual meeting of shareholders.

The Board recommends a vote FOR Proposal No. 3.

Vote Required

Approval of Proposal No. 3 requires the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum.

Proposal No. 4 – Approval of the Amended and Restated Apple Inc. Non-Employee Director Stock Plan

At the Annual Meeting, shareholders are being asked to approve the amended and restated Apple Inc. Non-Employee Director Stock Plan (the Apple Inc. 1997 Director Stock Plan, as proposed to be amended, has been renamed the "Apple Inc. Non-Employee Director Stock Plan" and is referred to herein as the "Non-Employee Director Stock Plan"). The amended and restated version of the Non-Employee Director Stock Plan was adopted by the Board on November 13, 2017, subject to shareholder approval.

The shares subject to the Non-Employee Director Stock Plan have been restated to reflect our 7-for-1 stock split in June 2014. We are not asking shareholders to increase the maximum number of shares that may be issued or transferred pursuant to awards under the Non-Employee Director Stock Plan.

Summary of Proposal

The Non-Employee Director Stock Plan was last approved by shareholders at the 2010 annual meeting of shareholders. We are asking shareholders to approve the amended and restated Non-Employee Director Stock Plan, which includes the following principal amendments:

- **Annual Compensation Limit.** The Non-Employee Director Stock Plan does not currently limit the amount of annual compensation paid to a Non-Employee Director for service on the Board. The proposed amendments provide for an annual limit of $1.5 million for all compensation paid to a Non-Employee Director, including the value of annual equity awards, cash retainers, and other compensation.

- **Extension of Plan Term.** The Non-Employee Director Stock Plan is currently scheduled to expire on November 9, 2019. The proposed amendments provide for the term to be extended until November 12, 2027.

- **Accelerated Vesting Upon Death or Change of Control.** The proposed amendments provide that any unvested awards will automatically vest in full upon a Non-Employee Director's death and on a pro-rated basis, based on service performed from the date of grant, upon the occurrence of a change of control.

Description of Non-Employee Director Stock Plan

The following is a summary of the principal features of the Non-Employee Director Stock Plan, and where indicated, the effect of the proposed amendments. This summary does not purport to be a complete description of all of the provisions of the Non-Employee Director Stock Plan. It is qualified in its entirety by reference to the full text of the Non-Employee Director Stock Plan, as amended and restated. A copy of the Non-Employee Director Stock Plan, as amended and restated, is included as Annex A to this Proxy Statement. The Non-Employee Director Stock Plan is also available on the SEC's website at www.sec.gov and any shareholder who desires to obtain a copy of the Non-Employee Director Stock Plan may do so by written request to Apple's Secretary at 1 Infinite Loop, MS: 301-4GC, Cupertino, California 95014.

Purpose

The Non-Employee Director Stock Plan provides for the grant of equity-based awards to Non-Employee Directors. The purposes of the Non-Employee Director Stock Plan are to retain the services of qualified individuals who are not employees of Apple to serve as members of the Board and to secure for Apple the benefits of the incentives inherent in increased ownership of Apple's common stock by such individuals by granting such individuals awards in respect of Apple's common stock.

Eligibility

Only directors who are not employees of Apple or any of its subsidiaries may participate in the Non-Employee Director Stock Plan. All seven of Apple's Non-Employee Directors currently participate in the Non-Employee Director Stock Plan.

Shares Reserve

A cumulative total of 11,200,000 shares of Apple's common stock may be delivered pursuant to awards granted under the Non-Employee Director Stock Plan. The number of shares subject to the Non-Employee Director Stock Plan has been restated to reflect our 7-for-1 stock split in June 2014. As of December 15, 2017, 1,103,009 shares remained available for future award grants under the Non-Employee Director Stock Plan and 405,538 shares were subject to awards then outstanding under the Non-Employee Director Stock Plan. If an award lapses, expires or is otherwise terminated without the issuance of shares, the shares underlying the lapsed, expired, or terminated award will be available for future award grants under the Non-Employee Director Stock Plan. Shares that are exchanged by a director or withheld by Apple to pay the exercise price of an option granted under the plan, as well as any shares exchanged or withheld to satisfy the tax withholding obligations related to an award, will not be available for subsequent awards under the Non-Employee Director Stock Plan. Authorized and unissued shares of Apple's common stock will be issued under the Non-Employee Director Stock Plan.

Annual Compensation Limit

The Non-Employee Director Stock Plan does not currently provide for a limit on compensation to Non-Employee Directors for services performed as a Non-Employee Director. If shareholders approve this proposal, a Non-Employee Director's compensation for services performed as a Non-Employee Director, including the grant date value of equity awards granted under the Non-Employee Director Stock Plan, cash retainers, and other compensation, may not exceed $1.5 million in the aggregate in a fiscal year.

RSUs

RSUs may be granted under the Non-Employee Director Stock Plan. An RSU is a right, subject to vesting, to receive one share of Apple's common stock on the payment date specified in the applicable award. Unless earlier forfeited under the terms of the Non-Employee Director Stock Plan, RSUs granted under the Non-Employee Director Stock Plan generally settle upon vesting. RSUs granted under the plan do not carry any shareholder rights but do have dividend equivalent rights, which are credited to a Non-Employee Director and subject to the same vesting, payment, and other terms and conditions as the underlying RSUs, except they are paid in cash.

The Non-Employee Director Stock Plan provides that each Non-Employee Director serving on the Board immediately following Apple's annual meeting of shareholders each year automatically receives a grant of RSUs on the date of the annual meeting (each, an "Annual Director Award"). The number of RSUs subject to each Annual Director Award granted under the Non-Employee Director Stock Plan is determined by dividing $250,000 (or such other amount, as determined by the Board and subject to the limitations of the plan) by the per-share closing price of Apple's common stock on the date of grant, rounded to the nearest whole share. All Annual Director Awards are scheduled to vest on the February 1 that occurs in the year following the year in which the award is granted.

A Non-Employee Director who is newly elected or appointed to the Board other than in connection with an annual meeting of shareholders generally also would receive a grant of RSUs upon his or her election or appointment (each, an "Initial Director Award"), except that a Non-Employee Director who joined the Board after February 1 of a particular year and prior to the annual meeting for that year would not receive an Initial Director Award. The number of RSUs subject to each Initial Director Award granted under the Non-Employee Director Stock Plan is determined in the same manner as described above for Annual Director Awards, but the grant date value of the award is pro-rated based on the portion of the year that has passed since the last annual meeting. Initial Director Awards vest on the vesting date established for the Annual Director Awards made at the last annual meeting prior to the date on which the Non-Employee Director joined the Board.

Stock Options

The Non-Employee Director Stock Plan also permits the grant of stock options; however, stock options may not be granted under the Non-Employee Director Stock Plan unless the Board determines that the grant of stock options is in the best interests of Apple and its shareholders. If stock options are granted under the Non-Employee Director Stock Plan, the options would be required to have a per share exercise price not less than the fair market value of a share of Apple's common stock on the date of grant, would be immediately vested unless otherwise specified at the time of grant, and would expire ten years from the date of grant.

No Repricing

No adjustment may be made to a stock option under the Non-Employee Director Stock Plan (by amendment, substitution, cancellation and regrant, exchange, or other means) that would constitute a repricing of the per-share exercise price of the option except for an adjustment to reflect a stock split or similar event provided in the Non-Employee Director Stock Plan or any repricing that might be approved by shareholders.

Termination of Service

If a Non-Employee Director ceases to serve as a member of the Board for any reason other than death, a Non-Employee Director's options and RSUs granted under the Non-Employee Director Stock Plan, to the extent then outstanding and unvested, generally would terminate on the date the director ceased to be a member of the Board. As amended, the Non-Employee Director Stock Plan provides that upon the death of a Non-Employee Director, all unvested options and RSUs would become fully vested. In general, if a Non-Employee Director ceases to be a member of the Board, the director's options would be exercisable by the director for a period of 90 days, to the extent vested at the time of termination of service. If a Non-Employee Director's service on the Board terminates by reason of the director's death, the director's vested options would remain outstanding and the director's beneficiary may exercise the options at any time through the third anniversary of the director's death.

Adjustments; Corporate Transactions; Change of Control

As is customary in incentive plans of this nature, the share limit and the number and kind of shares available under the Non-Employee Director Stock Plan and any outstanding awards, as well as the exercise prices of awards, are subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, stock splits, stock dividends, or other similar events. Upon a change of control, as amended, the Non-Employee Director Stock Plan provides for vesting of outstanding awards, pro-rated based on the portion of the vesting period that has elapsed as of the date of the change of control.

Administration

The Board administers the Non-Employee Director Stock Plan and, subject to the provisions of the plan, has the full authority, in its sole discretion, to take any actions it deems necessary or advisable for the administration of the Non-Employee Director Stock Plan.

Amendment and Termination

The Board has the authority to amend or terminate the Non-Employee Director Stock Plan at any time, including the authority to prospectively change the value and relative mixture of stock options and RSUs for the initial and annual award grants to Non-Employee Directors subject to the annual compensation limit described above, the methodology for determining the number of shares of Apple's common stock subject to these grants, and the vesting and other terms and conditions of these grants without shareholder approval. However, the Board may not, without shareholder approval, increase the number of shares available for issuance.

Term

If shareholders approve this proposal, unless earlier terminated by the Board, the Non-Employee Director Stock Plan will expire on November 12, 2027. No further awards would be granted under the Non-Employee Director Stock Plan after that date.

Federal Income Tax Consequences

The following is a brief summary of the U.S. federal income tax consequences applicable to awards granted under the Non-Employee Director Stock Plan based on the federal income tax laws in effect on the date of this Proxy Statement. This summary is not exhaustive and does not describe, among other things, the income tax laws of any state, municipality, or non-U.S. taxing jurisdiction, or the gift, estate, excise (including the rules applicable to deferred compensation under Section 409A of the Internal Revenue Code), or other tax laws other than federal income tax law. The following is not intended or written to be used, and cannot be used, for the purposes of avoiding taxpayer penalties. Because individual circumstances may vary, we advise all participants to consult their own tax advisor concerning the tax implications of awards granted under the Non-Employee Director Stock Plan.

RSUs. The grant of RSUs has no immediate federal income tax effect. The director will not recognize taxable income and Apple will not receive a deduction. When the director's RSUs vest, the director will generally recognize ordinary income and Apple will generally have a corresponding tax deduction, in each case measured by the value of the shares issued to the director. When the director sells shares obtained from vesting of RSUs, any gain or loss will be taxed as a capital gain or loss (long-term or short-term, depending on how long the shares have been held).

Stock Options. The grant of a stock option has no immediate federal income tax effect. The director will not recognize taxable income and Apple will not receive a tax deduction. When the director exercises the option, the director will recognize ordinary income and Apple will receive a tax deduction, in each case measured by the difference between the exercise price and the fair market value of the shares on the date of exercise. When the director sells shares obtained from exercising a stock option, any gain or loss will be taxed as a capital gain or loss (long-term or short-term, depending on how long the shares have been held).

New Plan Benefits

None of Apple's employees, including its executive officers and the named executive officers, are eligible to receive grants under the Non-Employee Director Stock Plan. If shareholders approve this proposal, the number of RSUs that will be granted to the Non-Employee Directors under the Non-Employee Director Stock Plan will be determined based on the closing price of Apple's common stock at the time of grant as described above. Assuming, for illustrative purposes only, the price of Apple's common stock used for the Annual Director Awards formula was $154.12, which is the closing price of Apple's common stock on September 29, 2017, the last trading day of Apple's fiscal year, a total of 11,354 RSUs would be allocated to Apple's seven Non-Employee Directors as a group on the date of the Annual Meeting. The actual number of RSUs is not determinable and may vary depending on the price of Apple's common stock on the grant date.

Aggregate Past Grants Under the Non-Employee Director Stock Plan

Since the inception of the Non-Employee Director Stock Plan, Dr. Levinson, Mr. Gore, and Ms. Jung have been granted 947,394; 695,779; and 219,590 shares subject to stock options, respectively, and 1,862,763 shares subject to stock options as a group, all adjusted for stock splits. No stock options have been granted under the Non-Employee Director Stock Plan to any of our current executive officers, including our named executive officers, any of our other nominees for the Board, any of our non-executive officer employees, or an associate of any of our directors, executive officers, or director nominees. Further, no other person received 5% or more of the total stock options granted under the Non-Employee Director Stock Plan since its inception.

The Board recommends a vote FOR Proposal No. 4.

Vote Required

Approval of Proposal No. 4 requires the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum.

Proposal No. 5 – Shareholder Proposal

Apple has been advised that Mr. James McRitchie, 9295 Yorkship Court, Elk Grove, CA 95758, who has indicated he is a beneficial owner of at least $2,000 in market value of Apple's common stock, intends to submit the following proposal at the Annual Meeting:

Proposal 5 – Shareholder Proxy Access Amendments

RESOLVED: Shareholders of Apple, Inc. (the "Company") ask the board of directors (the "Board") to amend its "Proxy Access for Director Nominations" bylaw, and any other associated documents, to include the following changes for the purpose of (1) decreasing the amount of Company common stock the average member of a nominating group would be required to hold for three years to satisfy the aggregate ownership requirements to form a nominating group and (2) increasing the potential number of nominees:

1. No limitation shall be placed on the number of shareholders that can aggregate their shares to achieve the 3% "Ownership Requirements" for "Eligible Shareholders" under our Company's current proxy access provisions. Out of thousands of shareholders, current bylaws restrict the number of shareholders participating in a nominating group to 20.

2. The number of "Shareholder Nominees" eligible to appear in proxy materials shall be 25% of the directors then serving or 2, whichever is greater. Current proxy access bylaws restrict Shareholder Nominees to 20% of directors. With an 8-member board, shareholder nominees are limited under the current bylaw to making one director nomination. Therefore, any shareholder nominee elected under the current bylaws could be easily isolated and ineffective.

Supporting Statement:

Under current provisions, even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% ownership requirement at most of companies examined by the Council of Institutional Investors (CII). Allowing an unlimited number of eligible shareholders to aggregate their shares would facilitate greater participation by individuals and institutional investors in meeting the stock ownership requirements, which are 3% of the outstanding common stock entitled to vote.

The SEC's universal proxy access Rule 14a-11 (https://www.sec.gov/rules/final/2010/33-9136.pdf) was vacated after a court decision regarding the SEC's cost-benefit analysis. Therefore, proxy access rights must be established on a company-by-company basis. Subsequently, a cost-benefit analysis by CFA Institute, *Proxy Access in the United States: Revisiting the Proposed SEC Rule* (http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2014.n9.1), found proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140.3 billion.

Proxy Access: Best Practices 2017
(http://www.cii.org/files/publications/misc/Proxy_Access_2017_FINAL.pdf) by CII, notes that "while proxy access has gained broad acceptance, some adopting companies have included, or are considering including, provisions that could significantly impair shareholders' ability to use it." The report "highlights the best practices CII recommends for implementing proxy access."

> Although the Company's board adopted a proxy access bylaw, it contains troublesome provisions that significantly impair the ability of (1) shareholders to participate because of the large average amount of common shares each is required to hold for three years given the current aggregate limit of 20 and (2) the ability of shareholder nominees to effectively serve if elected. Adoption of the requested amendments would come closer to meeting best practices as described by CII.
>
> Increase shareholder value
> Vote for Shareholder Proxy Access Amendments – Proposal 5

Apple's Statement in Opposition to Proposal No. 5

The Board recommends a vote AGAINST Proposal No. 5.

The proponent has submitted a proxy access proposal to Apple every year for the last four years and, in each case, has failed to receive majority support. As described below, we continue to believe that the changes advocated by the proponent are unnecessary to achieve an effective mechanism for proxy access.

Our current corporate governance framework reflects our commitment to robust, balanced governance practices combined with responsiveness and accountability to shareholders. Our bylaws establish an effective mechanism for proxy access, making adoption of this proposal unnecessary and unwarranted.

After careful consideration of the varying viewpoints offered by many of our shareholders, the Board amended Apple's bylaws to adopt proxy access in December 2015. The bylaws permit a shareholder, or a group of up to 20 shareholders, owning at least 3% of Apple's outstanding shares of common stock continuously for at least three years, to nominate and include in Apple's annual proxy materials director nominees constituting up to 20% of the Board, provided that the shareholder(s) and nominee(s) satisfy the procedural and eligibility requirements specified in the bylaws.

But we did not stop there. We continued to closely monitor proxy access developments and reach out to many of our largest shareholders, governance experts, and advisors to discuss evolving market practices and the preferences of our shareholders. As a result of these engagements, the Board adopted enhancements to the "secondary" elements of the proxy access provisions in our bylaws in December 2016 to make it easier for shareholders to nominate proxy access candidates. The enhancements included eliminating the requirement that a nominating shareholder's loaned shares be recalled at the time the shareholder provides notice to Apple and eliminating the prohibition on re-nomination of a proxy access candidate if the candidate receives a low level of support at the annual meeting.

Number of Nominees. Apple's bylaws permit eligible shareholders to nominate director candidates constituting up to 20% of the Board. This fully accomplishes the essential objective of proxy access. We believe that increasing the potential level of Board representation to the greater of two directors and 25% of the Board could have unintended effects that could be destructive of shareholder value, including promoting the use of proxy access to lay the groundwork for effecting a change of control, encouraging the pursuit of special interests at the expense of a holistic, long-term strategic view, or otherwise disrupting the effective functioning of the Board.

Group Size Limit. Apple's bylaws permit groups of up to 20 shareholders to aggregate their shares to reach the required 3% ownership threshold (with a group of investment funds under common management and investment control counting as a single shareholder). The 20-shareholder limit was carefully calibrated to provide reasonable and effective proxy access to shareholders while minimizing the administrative burden and expense to Apple in reviewing and verifying the required information provided by each member of the nominating shareholder group. We also question whether allowing an unlimited number of shareholders to aggregate their shares is workable for the nominating shareholder group, given the broad solicitation that would be required and the practical difficulties of coordinating a larger number of shareholders. A 20-shareholder limit is widely embraced by companies adopting proxy access, and widely endorsed among institutional shareholders' voting policies.

Our Board has also shown an ongoing commitment to Board refreshment and to having highly qualified, independent voices in the boardroom. Through our robust director nomination and evaluation process, two new directors have been added to the Board since 2014.

We are committed to ensuring effective, balanced corporate governance while also continually engaging with shareholders. The Board believes that these objectives are being achieved through Apple's current governance processes and that changing our proxy access framework again as outlined by the proposal is therefore unnecessary, unwarranted, and possibly detrimental to shareholder value.

For all of the reasons above, the Board recommends a vote AGAINST Proposal No. 5.

Vote Required

Approval of Proposal No. 5 requires the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum.

Proposal No. 6 – Shareholder Proposal

Apple has been advised that Mr. Jing Zhao, 1745 Copperleaf Court, Concord, CA 94519, who has indicated he is a beneficial owner of at least $2,000 in market value of Apple's common stock, intends to submit the following proposal at the Annual Meeting:

Shareholder Proposal on Human Rights Committee

Resolved: shareholders recommend that Apple Inc. establish a Human Rights Committee to review, assess, disclose, and make recommendations to enhance Apple's policy and practice on human rights. The board of directors is recommended, in its discretion and consistent with applicable laws to: (1) adopt Apple Human Rights Principles, (2) designate the members of the committee, including outside independent human rights experts as advisors, (3) provide the committee with sufficient funds for operating expenses, (4) adopt a charter to specify the functions of the committee, (5) empower the committee to solicit public input and to issue periodic reports to shareholders and the public on the committee's activities, findings and recommendations, and (6) adopt any other measures.

Supporting Statement

There have been too many negative reports on Apple's human rights policy and practice, mostly related to Apple's operation in China for many years. For example, recently, the New York Times reported "Apple Removes Apps From China Store That Help Internet Users Evade Censorship" on July 29, 2017; the Wall Street Journal reported "Get Used to Apple Bowing Down to Chinese Censors" on August 7, 2017. Furthermore, Apple is building its first China-based data center, and "the new agreement goes one step further with a Chinese partner responsible for running its data center, managing the sales of its services in the country and handling legal requests for data from the government." (New York Times, July 12, 2017)

On human rights policy and practice, we have the best case (see my proposal to Google 2010 shareholders meeting) and the worst case (see my proposals to Yahoo 2011 and 2013 shareholder meetings, to Verizon 2017 shareholders meeting and to Yahoo/Altaba 2017 shareholders meeting http://cpri.tripod.com/cpr2017/altaba-statement.pdf on the abuses of the so-called "Yahoo Human Rights Fund" against human rights) here in Silicon Valley. Apple should not fail as Yahoo.

Apple's Statement in Opposition to Proposal No. 6

The Board recommends a vote AGAINST Proposal No. 6.

We are committed to the highest standards of social responsibility and human rights wherever we do business. These standards apply throughout our company, around the world, with no exceptions.

The Board does not believe that establishing a separate human rights committee is an effective way for Apple to review, assess, and "enhance Apple's policy and practice on human rights."

Our Audit Committee, consisting entirely of independent directors, already assists the Board in monitoring our significant business risks, including operational and reputational exposures. Its charter gives it the power to obtain advice, reports, or opinions from expert advisors to facilitate its work at any time. In addition, our Supplier Responsibility team is already dedicated to partnering with our suppliers to make lasting change to improve lives worldwide.

From an implementation perspective, our existing framework reflects our unwavering commitment to social responsibility and human rights. This is most evident in our practices, policies, and disclosures, which are publicly available at apple.com/supplier-responsibility:

- Supplier Code of Conduct
- Supplier Responsibility Standards
- Top 200 Supplier List, representing 97% of procurement expenditures for materials, manufacturing, and assembly of our products worldwide in 2016
- Conflict Minerals Report
- Commitment to Responsible Sourcing
- Smelter and Refiner List
- Statement on Efforts to Combat Human Trafficking and Slavery in Our Business and Supply Chains

As an additional measure of transparency to shareholders, we publish a Supplier Responsibility report annually. As noted in our most recent report, which is available online at apple.com/supplier-responsibility, we conducted 705 supplier assessments in 2016, covering areas such as safe working conditions, fair treatment of workers, and environmentally safe manufacturing. Since 2008, we have trained more than 11.7 million workers on their employment rights, including more than 2.4 million workers in 2016. We do this because we believe that it drives accountability and improvement throughout our supply chain. We are committed to the highest standards of social responsibility and human rights wherever we do business.

We also partner with educational institutions to offer free college-level courses to workers who make our products. In 2016, more than 689,000 workers attended these classes, and many have gone on to earn associate's degrees. We recently expanded this educational program to offer more opportunities for participants to work toward a bachelor's degree. We believe everyone in Apple's supply chain should be treated with the dignity and respect they deserve, and we are aware of no other company doing as much to safeguard and empower workers.

The proponent focuses on human rights in China, and in particular, access to the internet in China. We do not have the option to ignore laws, either in China or in any other country where we provide products and services. If it becomes illegal for us to offer or make available a particular product or service in a country, like a VPN app in China, we can no longer offer or make available that product or service in that country. We would rather not have been required to remove the apps, but we must follow applicable law wherever we do business. We believe in engaging with governments even when we disagree, and we are hopeful that over time the restrictions we are seeing in some countries are lessened, because innovation requires freedom to collaborate and communicate.

We continue to offer a wide range of Apple products, services, and third-party apps that enhance our customers' lives and help them communicate and express themselves in countries around the world, including in China.

Accordingly, the Board does not believe that establishing a separate human rights committee is necessary to properly exercise its oversight of this important area, nor does it add to Apple's existing commitment to social responsibility and human rights.

For all of the reasons above, the Board recommends a vote AGAINST Proposal No. 6.

Vote Required

Approval of Proposal No. 6 requires the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum.

Other Matters

Apple knows of no other matters to be submitted to the shareholders at the Annual Meeting, other than the proposals referred to in this Proxy Statement. If any other matters properly come before the shareholders at the Annual Meeting, it is the intention of the persons named on the proxy to vote the shares represented thereby on such matters in accordance with their best judgment.

Other Information

This section includes the Audit and Finance Committee Report, information about stock ownership and our equity compensation plans, and other general information.

Audit and Finance Committee Report

The Audit and Finance Committee consists of four members: Ron Sugar, who serves as the Chair of the Committee, James Bell, Art Levinson, and Sue Wagner. Each member is an independent director under Nasdaq, NYSE, and SEC rules. The Audit and Finance Committee has the duties and powers described in its written charter adopted by the Board. A copy of the charter is available on Apple's website at investor.apple.com/corporate-governance.cfm.

The Audit and Finance Committee assists the Board's oversight and monitoring of:

- Apple's financial statements and other financial information provided by Apple to its shareholders and others;
- compliance with legal, regulatory, and public disclosure requirements;
- the independent auditors, including their qualifications and independence;
- Apple's system of internal controls, including the internal audit function;
- treasury and finance matters;
- enterprise risk management, privacy, and data security; and
- the auditing, accounting, and financial reporting process generally.

The Audit and Finance Committee does not itself prepare financial statements or perform audits, and its members are not auditors or certifiers of Apple's financial statements.

The Audit and Finance Committee is responsible for the appointment, compensation, retention, and oversight of the work performed by Apple's independent registered public accounting firm, Ernst & Young LLP. In fulfilling its oversight responsibility, the Audit and Finance Committee carefully reviews the policies and procedures for the engagement of the independent registered public accounting firm, including the scope of the audit, audit fees, auditor independence matters, performance of the independent auditors, and the extent to which the independent registered public accounting firm may be retained to perform non-audit services.

Apple maintains an auditor independence policy that, among other things, prohibits Apple's independent registered public accounting firm from performing non-financial consulting services, such as information technology consulting and internal audit services. This policy mandates that the Audit and Finance Committee approve in advance the audit and permissible non-audit services to be performed by the independent registered public accounting firm and the related budget, and that the Audit and Finance Committee be provided with quarterly reporting on actual spending. This policy also mandates that Apple may not enter into engagements with Apple's independent registered public accounting firm for non-audit services without the express pre-approval of the Audit and Finance Committee.

The Audit and Finance Committee has reviewed and discussed the audited financial statements for the year ended September 30, 2017 with Apple's management and Ernst & Young. The Audit and Finance Committee has also discussed with Ernst & Young the matters required to be discussed by Auditing Standard No. 1301, "Communications with Audit Committees" issued by the Public Company Accounting Oversight Board ("PCAOB").

The Audit and Finance Committee also has received and reviewed the written disclosures and the letter from Ernst & Young required by applicable requirements of the PCAOB regarding Ernst & Young's communications with the Audit and Finance Committee concerning independence, and has discussed with Ernst & Young its independence.

Based on the reviews and discussions referred to above, the Audit and Finance Committee recommended to the Board that the financial statements referred to above be included in Apple's Annual Report on Form 10-K for the year ended September 30, 2017 for filing with the SEC.

Members of the Audit and Finance Committee

Ron Sugar (Chair) | James Bell | Art Levinson | Sue Wagner

Security Ownership of Certain Beneficial Owners and Management

The following table shows information as of December 15, 2017 (the "Table Date"), unless otherwise indicated, regarding the beneficial ownership of Apple's common stock by: (i) each person that Apple believes beneficially holds more than 5% of the outstanding shares of Apple's common stock based solely on Apple's review of filings with the SEC pursuant to Section 13(d) or 13(g) of the Exchange Act; (ii) each director and nominee; (iii) each named executive officer listed in the table entitled "Summary Compensation Table—2017, 2016, and 2015" under the section entitled "Executive Compensation"; and (iv) all directors and executive officers as a group. As of the Table Date, 5,087,056,000 shares of Apple's common stock were issued and outstanding. Unless otherwise indicated, all persons named as beneficial owners of Apple's common stock have sole voting power and sole investment power with respect to the shares indicated as beneficially owned. In addition, unless otherwise indicated, the address for each person named below is c/o Apple Inc., 1 Infinite Loop, Cupertino, California 95014.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned[1]	Percent of Common Stock Outstanding
The Vanguard Group	337,545,664[2]	6.64%
BlackRock, Inc.	322,683,504[3]	6.34%
Angela Ahrendts	77,739[4]	*
James Bell	5,934[5]	*
Tim Cook	901,474[6]	*
Al Gore	112,064[7]	*
Bob Iger	49,050[8]	*
Andrea Jung	30,598[9]	*
Art Levinson	1,326,502[10]	*
Luca Maestri	63,208[11]	*
Dan Riccio	15,641[12]	*
Bruce Sewell	113,865[13]	*
Johny Srouji	78,468[14]	*
Ron Sugar	21,764[15]	*
Sue Wagner	11,859[16]	*
All current executive officers and directors as a group (17 persons)	3,276,057[17]	*

(1)   Represents shares of Apple's common stock held, options held that were exercisable at the Table Date or within 60 days thereafter, and RSUs held that will vest within 60 days after the Table Date. Does not include RSUs that vest more than 60 days after the Table Date. RSUs are awards granted by Apple and payable, subject to vesting requirements, in shares of Apple's common stock.

(2)   Represents shares of Apple's common stock beneficially owned as of December 31, 2016, based on a Schedule 13G/A filed on February 9, 2017, by The Vanguard Group. In such filing, The Vanguard Group lists its address as 100 Vanguard Blvd., Malvern, PA 19355, and indicates that it has sole voting power with respect to 8,398,869 shares of Apple's common stock, shared voting power with respect to 987,676 shares of Apple's common stock, sole dispositive power with respect to 328,237,227 shares of Apple's common stock, and shared dispositive power with respect to 9,308,437 shares of Apple's common stock.

(3)   Represents shares of Apple's common stock beneficially owned as of December 31, 2016, based on a Schedule 13G/A filed on January 19, 2017, by BlackRock, Inc. In such filing, BlackRock, Inc. lists its address as 55 East 52nd Street, New York, NY 10055, and indicates that it has sole voting power with respect to 274,625,463 shares of Apple's common stock, shared voting power with respect to 25,855 shares of Apple's common stock, sole dispositive power with respect to 322,657,649 shares of Apple's common stock, and shared dispositive power with respect to 25,855 shares of Apple's common stock.

(4)   Excludes 546,878 unvested RSUs held by Ms. Ahrendts that are not scheduled to vest within 60 days after the Table Date.

(5)   Includes 1,825 unvested RSUs held by Mr. Bell that are scheduled to vest on February 1, 2018.

(6)   Represents 901,474 shares of Apple's common stock held in the name of Mr. Cook's trust and excludes 2,940,000 unvested RSUs held by Mr. Cook that are not scheduled to vest within 60 days after the Table Date.

(7)   Includes 102,889 shares of Apple's common stock that Mr. Gore has the right to acquire by exercise of stock options and 1,825 unvested RSUs held by Mr. Gore that are scheduled to vest on February 1, 2018.

(8)   Includes 525 shares of Apple's common stock held by Mr. Iger's spouse and 1,825 unvested RSUs held by Mr. Iger that are scheduled to vest on February 1, 2018.

(9)   Includes 9,590 shares of Apple's common stock that Ms. Jung has the right to acquire by exercise of stock options and 1,825 unvested RSUs held by Ms. Jung that are scheduled to vest on February 1, 2018.

(10)   Includes 14,000 shares of Apple's common stock held by Dr. Levinson's spouse, 177,394 shares of Apple's common stock that Dr. Levinson has the right to acquire by exercise of stock options, and 1,825 unvested RSUs held by Dr. Levinson that are scheduled to vest on February 1, 2018.

(11)   Excludes 543,296 unvested RSUs held by Mr. Maestri that are not scheduled to vest within 60 days after the Table Date.

(12)   Excludes 586,801 unvested RSUs held by Mr. Riccio that are not scheduled to vest within 60 days after the Table Date.

(13)   Excludes 523,102 unvested RSUs held by Mr. Sewell that are not scheduled to vest within 60 days after the Table Date.

(14)   Includes 91 shares of Apple's common stock held in the name of Mr. Srouji's trust and 1,425 shares of Apple's common stock held by or on behalf of Mr. Srouji's children. Excludes 341,999 unvested RSUs held by Mr. Srouji that are not scheduled to vest within 60 days after the Table Date.

(15) Includes 1,825 unvested RSUs held by Dr. Sugar that are scheduled to vest on February 1, 2018.

(16) Includes 1,800 shares of Apple's common stock held by Ms. Wagner's spouse and 1,825 unvested RSUs held by Ms. Wagner that are scheduled to vest on February 1, 2018.

(17) Includes 289,873 shares of Apple's common stock that directors have the right to acquire by exercise of stock options and 12,775 unvested RSUs held by directors that are scheduled to vest within 60 days after the Table Date. As of the Table Date, no executive officer held any stock options or any unvested RSUs scheduled to vest within 60 days after the Table Date. Excludes 7,368,087 unvested RSUs held by executive officers that are not scheduled to vest within 60 days after the Table Date.

* Represents less than 1% of the issued and outstanding shares of Apple's common stock as of the Table Date.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires Apple's officers and directors, and persons who own more than 10% of a registered class of Apple's equity securities, to file reports of securities ownership and changes in such ownership with the SEC. Officers, directors, and greater than 10% shareholders also are required by SEC rules to furnish Apple with copies of all Section 16(a) forms they file.

Based solely upon a review of the copies of such forms furnished to Apple, and on written representations from the reporting persons, Apple believes that all Section 16(a) filing requirements applicable to Apple's directors and officers were timely met during 2017.

Equity Compensation Plan Information

The following table shows information, as of September 30, 2017, regarding shares of Apple's common stock authorized for issuance under Apple's equity compensation plans. As of September 30, 2017, other than as described below, no equity securities were authorized for issuance under equity compensation plans not approved by shareholders.

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights[1] ($)(b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by shareholders[2]	98,160,487[3]	18.10	370,533,132[4]

(1) The weighted-average exercise price is calculated based solely on the exercise prices of the outstanding stock options and does not reflect the shares that will be issued upon the vesting of outstanding awards of RSUs, which have no exercise price.

(2) This table does not include equity awards that have been assumed by Apple in connection with the acquisition of other companies. As of September 30, 2017, an additional 114,737 shares of Apple's common stock were subject to outstanding stock options assumed in connection with acquisitions of other companies (with a weighted-average exercise price of $5.86 per share). Shares issued in respect of these assumed awards do not count against the share limits of the 2014 Plan.

(3) This number includes the following: 90,331,616 shares subject to outstanding awards granted under the 2014 Plan, of which 183,801 shares were subject to outstanding stock options and 90,147,815 shares were subject to outstanding RSU awards; 7,423,333 shares subject to outstanding awards granted under the Apple Inc. 2003 Employee Stock Plan, of which 12,922 shares were subject to outstanding stock options and 7,410,411 shares were subject to outstanding RSU awards; and 405,538 shares subject to outstanding awards granted under the Non-Employee Director Stock Plan, of which 392,763 shares were subject to outstanding stock options and 12,775 shares were subject to outstanding RSU awards.

(4) This number includes 327,946,339 shares available for issuance under the 2014 Plan, 41,483,784 shares reserved for issuance under the Apple Inc. Employee Stock Purchase Plan, and 1,103,009 shares available for issuance under the Non-Employee Director Stock Plan. Shares issued in respect of awards other than stock options and stock appreciation rights granted under the 2014 Plan and the Non-Employee Director Stock Plan count against the shares available for grant under the applicable plan as two shares for every share granted.

General Information


2018 Annual Meeting of Shareholders

When:	February 13, 2018 9:00 a.m. Pacific Time
Where:	Steve Jobs Theater Apple Park Cupertino, California 95014
Record Date:	December 15, 2017


About the Meeting and These Materials

You are invited to attend Apple's 2018 Annual Meeting of Shareholders and vote on the proposals described in this Proxy Statement because you were an Apple shareholder on the Record Date, December 15, 2017.

Apple is soliciting proxies for use at the Annual Meeting, including any postponements or adjournments.

In the interest of saving time and money, Apple has opted to provide the Annual Report on Form 10-K for the year ended September 30, 2017 (the "Annual Report") in lieu of producing a glossy annual report.

Attending the Annual Meeting – Advance Registration Required

We are pleased to welcome shareholders to Steve Jobs Theater at Apple Park for the 2018 Annual Meeting. To make sure we can accommodate as many attendees as possible, we are establishing a registration process. Shareholders will need to register in advance at proxyvote.com beginning at 8:00 a.m. Pacific Time on January 22, 2018 and registration will be on a first-come, first-served basis. Only shareholders as of the Record Date who have registered in advance and have a valid confirmation of registration will be admitted to the meeting.

Your proxy materials will include a unique control number to be used at proxyvote.com to vote your shares and register for the meeting. If you have any questions about proxyvote.com or your control number, please contact the bank, broker, or other organization that holds your shares. The availability of online voting may depend on the voting procedures of the organization that holds your shares.

The use of mobile phones, recording or photographic equipment, tablets, or computers is not permitted at the Annual Meeting. Attendees are welcome to visit the Apple Park Visitor Center after the Annual Meeting, but we are not able to accommodate tours of the campus.

Even if you successfully register and plan on attending the Annual Meeting in person, we encourage you to vote your shares in advance using one of the methods described in this Proxy Statement to ensure that your vote will be represented at the Annual Meeting.

Proxy Materials

These materials were first sent or made available to shareholders on December 27, 2017, and include:

- The Notice of 2018 Annual Meeting of Shareholders

- This Proxy Statement for the Annual Meeting

- Apple's Annual Report on Form 10-K for the year ended September 30, 2017

If you requested printed versions by mail, these printed proxy materials also include the proxy card or voting instruction form for the Annual Meeting.

Proxy Materials are Available on the Internet

Apple uses the internet as the primary means of furnishing proxy materials to shareholders. We are sending a Notice of Internet Availability of Proxy Materials (the "Notice of Internet Availability") to our shareholders with instructions on how to access the proxy materials online or request a printed copy of the materials.

Shareholders may follow the instructions in the Notice of Internet Availability to elect to receive future proxy materials in print by mail or electronically by email. We encourage shareholders to take advantage of the availability of the proxy materials online to help reduce the environmental impact of our annual meetings and reduce Apple's printing and mailing costs.

Apple's proxy materials are also available at investor.apple.com.

Eliminating Duplicate Mailings

Apple has adopted a procedure called "householding." Under this procedure, Apple may deliver a single copy of the Notice of Internet Availability and, if you requested printed versions by mail, this Proxy Statement and the Annual Report to multiple shareholders who share the same address, unless Apple has received contrary instructions from one or more of the shareholders. This procedure reduces the environmental impact of our annual meetings and reduces Apple's printing and mailing costs. Shareholders who participate in householding will continue to receive separate proxy cards. Upon written or oral request, Apple will deliver promptly a separate copy of the Notice of Internet Availability and, if you requested printed versions by mail, this Proxy Statement and the Annual Report to any shareholder that elects not to participate in householding.

To receive, free of charge, a separate copy of the Notice of Internet Availability and, if you requested printed versions by mail, this Proxy Statement or the Annual Report, or separate copies of any future notice, proxy statement, or annual report, you may write or call Apple at the following email address, physical address, or phone number:

investor_relations@apple.com
Apple Investor Relations
1 Infinite Loop MS: 301-4IR
Cupertino, California 95014
(408) 974-3123

If you are receiving more than one copy of the proxy materials at a single address and would like to participate in householding, please contact the bank, broker, or other organization that holds your shares to request information about eliminating duplicate mailings.

Quorum for the Annual Meeting

Holders of a majority of the shares entitled to vote at the Annual Meeting must be present at the Annual Meeting in person or by proxy for the transaction of business. This is called a quorum. Your shares will be counted for purposes of determining if there is a quorum if:

- You are entitled to vote and you are present in person at the Annual Meeting; or

- You have properly voted by proxy online, by phone or by submitting a proxy card or voting instruction form by mail.

Broker non-votes and abstentions are counted for purposes of determining whether a quorum is present. If a quorum is not present, we may propose to adjourn the Annual Meeting to solicit additional proxies and reconvene the Annual Meeting at a later date.

Inspector of Election

A representative of Broadridge Investor Communication Solutions, Inc. will serve as the inspector of election.

Proxy Solicitation Costs

Apple is paying the costs of the solicitation of proxies. Apple has retained Georgeson LLC to assist in the distribution of proxy materials and the solicitation of proxies from brokerage firms, fiduciaries, custodians, and other similar organizations representing beneficial owners of shares for the Annual Meeting. We have agreed to pay Georgeson a fee of approximately $15,000 plus out-of-pocket expenses. You may contact Georgeson at (866) 828-4304.

Apple must also pay brokerage firms, fiduciaries, custodians, and other similar organizations representing beneficial owners certain fees associated with:

- Forwarding the Notice of Internet Availability to beneficial owners;

- Forwarding printed proxy materials by mail to beneficial owners who specifically request them; and

- Obtaining beneficial owners' voting instructions.

In addition to solicitations by mail, the proxy solicitor and Apple's directors, officers, and employees, without additional compensation, may solicit proxies on Apple's behalf in person, by phone, or by electronic communication.

Apple's Fiscal Year

Apple's fiscal year is the 52- or 53-week period that ends on the last Saturday of September. Apple's fiscal year 2017 included 53 weeks and ended on September 30, 2017. Information presented in this Proxy Statement is based on Apple's fiscal calendar, other than references to particular years on the Apple Values page of the Proxy Statement Summary, in the opposition statements to shareholder proposals, and in the biographies of our directors and executive officers, each of which refers to the calendar year.

Voting

Each share of Apple's common stock has one vote on each matter. Only "shareholders of record" as of the close of business on the Record Date are entitled to vote at the Annual Meeting. As of the Record Date, there were 5,087,056,000 shares of Apple's common stock issued and outstanding, held by 25,000 shareholders of record. In addition to shareholders of record of Apple's common stock, "beneficial owners of shares held in street name" as of the Record Date can vote using the methods described below.

Shareholder of Record. If your shares are registered directly in your name with Apple's transfer agent, Computershare Trust Company, N.A., you are the shareholder of record with respect to those shares.

Beneficial Owner of Shares Held in Street Name. If your shares are held in an account at a bank, broker, or other organization, then you are the "beneficial owner of shares held in street name." As a beneficial owner, you have the right to instruct the person or organization holding your shares how to vote your shares. Most individual shareholders are beneficial owners of shares held in street name.

Voting Procedures

There are four ways to vote:

- **In Person.** You may vote in person at the Annual Meeting by requesting a ballot from an usher. Only eligible shareholders who have registered in advance and have a valid confirmation of registration will be admitted to the Annual Meeting.

  If you are a beneficial owner of shares held in street name and wish to vote in person at the Annual Meeting, in addition to registering to attend the meeting in person, you must also obtain a "legal proxy" from the organization that holds your shares. A legal proxy is a written document that authorizes you to vote your shares held in street name at the Annual Meeting. Please contact the organization that holds your shares for instructions regarding obtaining a legal proxy. You must bring a copy of the legal proxy to the Annual Meeting. In order for your vote to be counted, you must hand both the copy of the legal proxy and your completed ballot to an usher to be provided to the inspector of election.

- **Online.** You may vote by proxy by visiting proxyvote.com and entering the control number found in your Notice of Internet Availability. The availability of online voting may depend on the voting procedures of the organization that holds your shares.

- **Phone.** If you request printed copies of the proxy materials by mail, you will receive a proxy card or voting instruction form and you may vote by proxy by calling the toll free number found on the card or form. The availability of phone voting may depend on the voting procedures of the organization that holds your shares.

- **Mail.** If you request printed copies of the proxy materials by mail, you will receive a proxy card or voting instruction form and you may vote by proxy by filling out the card or form and returning it in the envelope provided.

All shares represented by valid proxies received prior to the taking of the vote at the Annual Meeting will be voted and, where a shareholder specifies by means of the proxy a choice with respect to any matter to be acted upon, the shares will be voted in accordance with the shareholder's instructions. Even if you plan on attending the Annual Meeting in person, we encourage you to vote your shares in advance online, by phone, or by mail to ensure that your vote will be represented at the Annual Meeting.

Changing your Vote

You may revoke your proxy and change your vote at any time before the taking of the vote at the Annual Meeting.

- **In Person.** You may revoke your proxy and change your vote by attending the Annual Meeting and voting in person. However, your attendance at the Annual Meeting will not automatically revoke your proxy unless you properly vote at the Annual Meeting or specifically request that your prior proxy be revoked by delivering a written notice of revocation prior to the Annual Meeting to Apple's Secretary at 1 Infinite Loop, MS: 301-4GC, Cupertino, California 95014. Only eligible shareholders who have registered in advance and have a valid confirmation of registration will be admitted to the Annual Meeting.

- **Online.** You may change your vote using the online voting method described above, in which case only your latest internet proxy submitted prior to the Annual Meeting will be counted.

- **Phone.** You may change your vote using the phone voting method described above, in which case only your latest telephone proxy submitted prior to the Annual Meeting will be counted.

- **Mail.** You may revoke your proxy and change your vote by signing and returning a new proxy card or voting instruction form dated as of a later date, in which case only your latest proxy card or voting instruction form received prior to the Annual Meeting will be counted.

Uninstructed Shares

Shareholders of Record. If you are a shareholder of record and you:

- Indicate when voting online or by phone that you wish to vote as recommended by the Board; or

- Sign and return a proxy card without giving specific voting instructions,

then the persons named as proxy holders, Luca Maestri and Kate Adams, will vote your shares in the manner recommended by the Board on all matters presented in this Proxy Statement and as they may determine in their best judgment with respect to any other matters properly presented for a vote at the Annual Meeting.

Beneficial Owners of Shares Held in Street Name. If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, then the organization that holds your shares may generally vote your shares in their discretion on "routine" matters, but cannot vote on "non-routine" matters.

Routine and Non-Routine Proposals

The following proposal is considered a routine matter:

- The ratification of the appointment of Ernst & Young LLP as Apple's independent registered public accounting firm for 2018 (Proposal No. 2).

A broker or other nominee may generally vote in their discretion on routine matters, and therefore no broker non-votes are expected in connection with Proposal No. 2.

The following proposals are considered non-routine matters:

- Election of directors (Proposal No. 1);

- Advisory vote to approve executive compensation (Proposal No. 3);

- Approval of the amended and restated Apple Inc. Non-Employee Director Stock Plan (Proposal No. 4); and

- Each of shareholder proposals No. 5 and No. 6.

If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, that organization will inform the inspector of election that it does not have the authority to vote on the matter with respect to your shares. This is generally referred to as a "broker non-vote." Therefore, broker non-votes may exist in connection with Proposal No. 1 and Proposals No. 3 through No. 6.

Vote Required to Approve a Proposal

With respect to the election of directors (Proposal No. 1), Apple's bylaws provide that, in an uncontested election of directors, the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum is required to elect a director. An "uncontested election of directors" means an election of directors in which the number of candidates for election does not exceed the number of directors to be elected by the shareholders at that election.

Approval of Proposals No. 2 through No. 6 requires, in each case, the affirmative vote of both (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum.

Broker Non-Votes and Abstentions

Broker non-votes and abstentions are counted for purposes of determining whether a quorum is present. Only "FOR" and "AGAINST" votes are counted for purposes of determining the votes received in connection with each proposal. Broker non-votes and abstentions will have no effect on determining whether the affirmative vote constitutes a majority of the shares present or represented by proxy and voting at the Annual Meeting.

In addition, for each proposal, the affirmative vote equal to a majority of the shares necessary to constitute a quorum is also required for approval. Therefore, broker non-votes and abstentions could prevent the election of a director or the approval of a proposal because they do not count as affirmative votes.

Confidentiality of Votes

Proxy instructions, ballots, and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Apple will not disclose the proxy instructions or ballots of individual shareholders, except:

- To allow for the tabulation and certification of votes;

- To facilitate a successful proxy solicitation;

- To assert claims for Apple;

- To defend claims against Apple; and

- As necessary to meet applicable legal requirements.

If you write comments on your proxy card or ballot, the proxy card or ballot may be forwarded to Apple's management and the Board to review your comments.

Tabulation and Reporting of Voting Results

Preliminary voting results will be announced at the Annual Meeting. Final voting results will be tallied by the inspector of election after the taking of the vote at the Annual Meeting. Apple will publish the final voting results in a Current Report on Form 8-K filed with the SEC within four business days following the Annual Meeting.

Director Nominations and Other Matters for the 2019 Annual Meeting of Shareholders

Proposals and director nominations must be sent either by mail to Apple's Secretary at 1 Infinite Loop, MS: 301-4GC, Cupertino, California 95014, or by email to shareholderproposal@apple.com.

Matters for Inclusion in the Proxy Materials for the 2019 Annual Meeting of Shareholders

Matters for inclusion in the proxy materials for the 2019 annual meeting of shareholders must be received on or before August 29, 2018. All proposals must comply with Rule 14a-8 under the Exchange Act.

Matters for Consideration at the 2019 Annual Meeting of Shareholders, but not for Inclusion in the Proxy Materials

Matters for consideration at the 2019 annual meeting of shareholders, but not for inclusion in the proxy materials, must be received no earlier than the close of business on October 16, 2018 and no later than the close of business on November 15, 2018. The proposal must be submitted by a shareholder of record and must set forth the information required by Apple's bylaws. If you are a beneficial owner of shares held in street name, you can contact the organization that holds your shares for information about how to register your shares directly in your name as a shareholder of record.

Nominations of Individuals for Election as Directors at the 2019 Annual Meeting of Shareholders Using Proxy Access

A shareholder, or group of up to 20 shareholders, that has owned continuously for at least three years shares of Apple stock representing an aggregate of at least 3% of our outstanding shares, may nominate and include in Apple's proxy materials director nominees constituting up to 20% of Apple's Board, provided that the shareholder(s) and nominee(s) satisfy the requirements in Apple's bylaws. Notice of proxy access director nominees must be received no earlier than the close of business on July 30, 2018 and no later than the close of business on August 29, 2018.

Nominations of Individuals for Election as Directors at the 2019 Annual Meeting of Shareholders, but not Included in the Proxy Materials

Director nominations that a shareholder intends to present at the 2019 annual meeting of shareholders, but does not intend to have included in Apple's proxy materials, must be received no earlier than the close of business on October 16, 2018 and no later than the close of business on November 15, 2018. Notice of director nominations must be submitted by a shareholder of record and must set forth the information required by Apple's bylaws. If you are a beneficial owner of shares held in street name, you can contact the organization that holds your shares for information about how to register your shares directly in your name as a shareholder of record.

Apple Inc.
1 Infinite Loop
Cupertino, CA 95014 USA
Phone: (408) 996-1010

Dated: December 27, 2017

ANNEX A

APPLE INC.
NON-EMPLOYEE DIRECTOR STOCK PLAN

(as amended and restated as of   , 2018)

On November 13, 2017, the Board adopted this amended and restated Non-Employee Director Stock Plan (formerly known as the 1997 Director Stock Option Plan and the 1997 Director Stock Plan, and, as renamed, the "Plan"), subject to approval by the Company's shareholders at the Annual Meeting on February 13, 2018. For the terms and conditions of the Plan applicable to an Award, refer to the version of the Plan in effect as of the date such Award was granted.

1. PURPOSES. The purposes of the Plan are to retain the services of qualified individuals who are not employees of the Company to serve as members of the Board and to secure for the Company the benefits of the incentives inherent in increased Common Stock ownership by such individuals by granting such individuals Awards in respect of Shares.

2. ADMINISTRATION. The Administrator shall be responsible for administering the Plan. Subject to the provisions of the Plan, the Administrator shall have the full authority, in its sole discretion, to take any actions it deems necessary or advisable for the administration of the Plan, including but not limited to:

    (a) determining the Fair Market Value for purposes of any Award;

    (b) approving any forms of Award Agreements to be used under the Plan;

    (c) amending any outstanding Awards;

    (d) construing and interpreting the Plan and any agreements defining the rights and obligations of the Company and Non-Employee Directors under the Plan;

    (e) correcting any defect, supplying any omission or reconciling any inconsistency in the Plan or any Award Agreement;

    (f) adopting such rules or guidelines as it deems appropriate to implement the Plan;

    (g) authorizing any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously authorized by the Administrator or the Plan;

    (h) adjusting the number of shares subject to any Award, adjusting the price of any or all outstanding Options or otherwise changing previously imposed terms and conditions, in such circumstances as the Administrator may deem appropriate;

    (i) determining whether, and the extent to which, adjustments are required pursuant to Section 7 hereof; and

    (j) making all other decisions relating to the operation of the Plan.

Each interpretation, determination, or other action made or taken by the Administrator pursuant to the Plan shall be final and binding on all persons, and the Administrator's determinations under the Plan need not be the same for all persons. The Administrator shall not be liable for any action or determination made in good faith, and shall be entitled to indemnification and reimbursement in the manner provided in the Company's Articles of Incorporation and Bylaws as such documents may be amended from time to time.

3. SHARES AVAILABLE; LIMITS.

   (a) SHARE LIMIT. Subject to the provisions of Section 7, the maximum number of Shares that may be issued under the Plan shall not exceed 11,200,000 Shares (the "Share Limit"). The stock issuable under the Plan shall be authorized and unissued Shares.

   (b) SHARE COUNT. Shares issued pursuant to Restricted Stock Unit Awards shall count against the Share Limit as two (2) Shares for every one (1) Share issued in connection with the Award. Shares issued pursuant to the exercise of Options shall count against the Share Limit as one (1) Share for every one (1) Share to which such exercise relates. If Awards are settled in cash, the shares that would have been delivered had there been no cash settlement shall not be counted against the Share Limit. Except as provided in the next sentence, if Awards are forfeited or are terminated for any reason before settlement or exercise, then the Shares underlying such Awards shall again become available for Awards under the Plan, provided that any one (1) Share subject to a Restricted Stock Unit Award that is forfeited or terminated shall be credited as two (2) Shares when determining the number of Shares that shall again become available for Awards under the Plan. Shares that are exchanged by a Non-Employee Director or withheld by the Company as full or partial payment in connection with any Award under the Plan, as well as any Shares exchanged by a Non-Employee Director or withheld by the Company or one of its Subsidiaries to satisfy the tax withholding obligations related to any Award, shall not be available for subsequent Awards under the Plan.

   (c) LIMIT ON COMPENSATION. In no event shall the compensation payable by the Company to a Non-Employee Director for services performed as a Non-Employee Director, including the grant date value (determined under U.S. generally accepted accounting principles) of Awards, cash retainers, and other compensation, exceed $1,500,000 in the aggregate in any fiscal year.

4. RESTRICTED STOCK UNITS. Unless otherwise determined by the Administrator, each Non-Employee Director shall receive grants of Restricted Stock Units under the Plan subject to the following provisions of this Section 4 and the terms of any Award Agreement approved by the Administrator:

   (a) ANNUAL GRANTS. On the date of each Annual Meeting immediately following which a Non-Employee Director is serving on the Board, such Non-Employee Director shall be automatically granted an Award of a number of Restricted Stock Units determined by dividing (i) $250,000 (or such other amount as determined by the Board and subject to the limitations of the Plan) by (ii) the Fair Market Value of the Shares on the date of grant, such number to be rounded to the nearest whole number of Restricted Stock Units (each, an "Annual RSU Award").

   (b) INITIAL GRANTS. Each Non-Employee Director who first becomes a Non-Employee Director at any time other than on the date of an Annual Meeting shall be automatically granted, on the date he or she first becomes a Non-Employee Director, an Award of a number of Restricted Stock Units determined by multiplying (i) the quotient obtained by dividing (A) the dollar amount applied under Section 4(a) with respect to Awards granted at the immediately preceding Annual Meeting by (B) the Fair Market Value of the Shares on the date of grant, by (ii) a fraction (A) the numerator of which shall be the number of days remaining in the 365-day period following the most recent Annual Meeting, and (B) the denominator of which shall be 365 (but in no event shall such fraction be greater than one (1)), such number to be rounded to the nearest whole number of Restricted Stock Units (each, an "Initial RSU Award"); provided, however, that a Non-Employee Director shall not be eligible to receive an Initial RSU Award if either (x) he or she was an employee of the

Company or any of its Subsidiaries immediately prior to first becoming a Non-Employee Director, or (y) he or she first becomes a Non-Employee Director at any time on or after the February 1 following the last preceding Annual Meeting.

(c)   VESTING; TERMINATION OF SERVICE. Except as otherwise provided in an Award Agreement at the time of grant, each Annual RSU Award shall fully vest on the February 1 that occurs in the fiscal year of the Company following the fiscal year in which the Award was granted. Each Initial RSU Award shall fully vest on the Vesting Date established for the Annual RSU Awards granted in connection with the last Annual Meeting to occur prior to the grant date of such Initial RSU Award. If the Non-Employee Director ceases to serve as a member of the Board for any reason other than the Non-Employee Director's death, the Non-Employee Director's Restricted Stock Units shall terminate to the extent such Restricted Stock Units have not become vested prior to the first date the Non-Employee Director is no longer a member of the Board, and the Non-Employee Director shall have no rights with respect to, or in respect of, such terminated Restricted Stock Units. If the Non-Employee Director ceases to serve as a member of the Board due to his or her death, the Non-Employee Director's unvested Restricted Stock Units shall fully vest as of the date of the Non-Employee Director's death.

(d)   SETTLEMENT OF RESTRICTED STOCK UNITS. On or as soon as administratively practical following the applicable Vesting Date (and in all events not later than two and one-half months after the applicable Vesting Date), the Company shall deliver to the Non-Employee Director a number of Shares (as evidenced by an appropriate entry on the books of the Company or a duly authorized transfer agent of the Company) equal to the number of Restricted Stock Units that vested on the applicable Vesting Date. Upon settlement of any Restricted Stock Units in accordance with the foregoing provision of this Section 4(d) and settlement of any Dividend Equivalent Right in accordance with Section 4(f), the Non-Employee Director shall have no further rights with respect to any Restricted Stock Units that are so paid.

(e)   SHAREHOLDER RIGHTS. A Non-Employee Director shall have no rights as a shareholder of the Company, no dividend rights (except as expressly set forth in Section 4(f) with respect to Dividend Equivalent Rights) and no voting rights with respect to the Restricted Stock Units or any Shares underlying or issuable in respect of such Restricted Stock Units until such Shares have been issued to the Non-Employee Director pursuant to Section 4(d). Except for any Dividend Equivalent Rights awarded pursuant to Section 4(f) or as provided in Section 7, no adjustment shall be made in respect of any Restricted Stock Units for dividends or distributions or other rights in respect of any share for which the record date is prior to the date upon which the Non-Employee Director shall become the holder of record of Shares related thereto.

(f)   DIVIDEND EQUIVALENT RIGHTS DISTRIBUTIONS. As of any date that the Company pays an ordinary cash dividend on its Common Stock, the Company shall credit the Non-Employee Directors with a dollar amount equal to (i) the per Share cash dividend paid by the Company on its Common Stock on such date, multiplied by (ii) the total number of Restricted Stock Units (including as such total number may be adjusted pursuant to Section 7) subject to the Award that are outstanding immediately prior to the record date for that dividend (a "Dividend Equivalent Right"). Any Dividend Equivalent Rights credited pursuant to the foregoing provisions of this Section 4(f) shall be subject to the same vesting, settlement and other terms, conditions and restrictions as the Restricted Stock Units to which they relate; provided, however, that the amount of any vested Dividend Equivalent Rights shall be paid in cash. No crediting of Dividend Equivalent Rights shall be made pursuant to this Section 4(f) with respect to any Restricted Stock Units which, immediately prior to the record date for that dividend, have either been paid pursuant to Section 4(d) or terminated pursuant to Section 4(c).

5. OPTIONS.

(a) NO ADDITIONAL GRANTS. No Options shall be granted under the Plan unless and until the Board determines that the grant of Options is in the best interests of the Company and its shareholders.

(b) EXERCISE PRICE. The per share exercise price of each Option shall not be less than 100% of the Fair Market Value of a Share as of the date of grant of the Option determined in accordance with the provisions of the Plan.

(c) VESTING. Except as otherwise provided in an Award Agreement at the time of grant, Options shall be fully vested and immediately exercisable on their date of grant.

(d) TERM OF OPTIONS.

   i. TEN-YEAR TERM. Each Option shall expire ten (10) years from its date of grant, subject to earlier termination as provided herein.

   ii. TERMINATION OF SERVICE. Upon cessation of a Non-Employee Director's service as a member of the Board for any reason other than death, any of the Non-Employee Director's Options (or any portion thereof) that is not then vested shall terminate, and the Non-Employee Director shall have no rights with respect to, or in respect of, such terminated Options. If the Non-Employee Director ceases to serve as a member of the Board due to his or her death, the Non-Employee Director's Options shall fully vest as of the date of the Non-Employee Director's death.

   iii. EXERCISE FOLLOWING TERMINATIONS OF SERVICE. If a Non-Employee Director ceases to be a member of the Board for any reason other than death, any Options granted to such Non-Employee Director that are exercisable at the time of the Non-Employee Director's termination may be exercised by such Non-Employee Director at any time within ninety (90) days after the date of such Non-Employee Director's termination of service, subject to the earlier expiration of such Options as provided for in Section 5(d)(i) above. At the end of such ninety-day period, any unexercised portion of the Option shall expire. If a Non-Employee Director ceases to be a member of the Board by reason of his or her death, all of the Options granted to the Non-Employee Director may be exercised by his or her Beneficiary at any time within three (3) years after the date of the Non-Employee Director's death, subject to the earlier expiration of such Options as provided for in Section 5(d)(i) above. At the end of such three-year period, any unexercised portion of the Option shall expire.

(e) TIME AND MANNER OF EXERCISE OF OPTIONS.

   i. NOTICE OF EXERCISE. Subject to the other terms and conditions hereof, a Non-Employee Director may exercise any Option, to the extent such Option is vested, by giving written notice of exercise to the Company; provided, however, that in no event shall an Option be exercisable for a fractional share. The date of exercise of an Option shall be the later of (A) the date on which the Company receives such written notice and (B) the date on which the Non-Employee Director pays the applicable consideration pursuant to Section 5(e)(ii).

ii. METHOD OF EXERCISE. The consideration to be paid for the Shares to be issued upon exercise of an Option may consist of (A) cash, (B) check, (C) other Shares that have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which the Option shall be exercised, (D) delivery of a properly executed exercise notice together with irrevocable instructions to a broker to sell Shares and promptly deliver to the Company the amount of proceeds required to pay the exercise price, or (E) any combination of the foregoing methods of payment. Without limiting the generality of the foregoing, any vested and exercisable Options may also be Net Exercised, to the extent permitted by the Administrator.

iii. SHAREHOLDER RIGHTS. A Non-Employee Director shall have no rights as a shareholder with respect to any Shares issuable upon exercise of an Option until such Shares shall have been issued to the Non-Employee Director pursuant to Section 5(e), and, except as provided in Section 7, no adjustment shall be made to an Option or Share issued upon the exercise thereof for dividends, distributions or other rights in respect of any Share for which the record date is prior to the date upon which the Non-Employee Director shall become the holder of record thereof.

(f) ISSUANCE OF SHARES. Subject to the foregoing conditions, as soon as is reasonably practicable after its receipt of a proper notice of exercise and, if applicable, payment of the exercise price of the Option for the number of Shares with respect to which the Option is exercised, the Company shall deliver to the Non-Employee Director (or following the Non-Employee Director's death, the Beneficiary entitled to exercise the Option), at the principal office of the Company or at such other location as may be acceptable to the Company and the Non-Employee Director (or such Beneficiary), the appropriate number of Shares to be issued in connection with such exercise. Delivery of such Shares shall be evidenced by an appropriate entry on the books of the Company or a duly authorized transfer agent of the Company, or in such other manner that the Administrator shall specify from time to time. Shares sold in connection with a "cashless exercise" shall be delivered to the broker referred to therein in accordance with procedures established by the Company from time to time.

6. RESTRICTIONS ON TRANSFER. An Award may not be transferred, pledged, assigned, or otherwise disposed of, except by will or by the laws of descent and distribution; provided, however, that, with the approval of the Administrator, an Award may be transferred to a Non-Employee Director's family members or to one or more trusts established in whole or in part for the benefit of one or more of such family members. An Option shall be exercisable, during the Non-Employee Director's lifetime, only by the Non-Employee Director or by the individual or entity to whom the Option has been transferred in accordance with the previous sentence. No assignment or transfer of an Award, or of the rights represented thereby, whether voluntary or involuntary, by operation of law or otherwise, except by will or the laws of descent and distribution, shall vest in the assignee or transferee any interest or right in the Award, but immediately upon any attempt to assign or transfer the Award the same shall terminate and be of no force or effect.

7. ADJUSTMENTS.

(a) Upon (or, as may be necessary to effect the adjustment, immediately prior to) any reclassification, recapitalization, stock split (including a stock split in the form of a stock dividend) or reverse stock split; any merger, combination, consolidation or other reorganization; any spin-off, split-up, split-off or extraordinary dividend distribution in respect of the Common Stock; or any exchange of

Common Stock or other securities of the Company, or any similar, unusual or extraordinary corporate transaction in respect of the Common Stock, the Administrator shall equitably and proportionately adjust (1) the number and type of Shares (or other securities) that thereafter may be made the subject of Awards (including the Share Limit, maximums and number of Shares set forth elsewhere in the Plan), (2) the number, amount and type of Shares (or other securities or property) subject to any outstanding Awards, (3) the exercise price of any outstanding Options, and/or (4) the securities, cash or other property deliverable upon exercise or settlement of any outstanding Awards, in each case to the extent necessary to preserve (but not increase) the level of incentives intended by the Plan and the then-outstanding Awards. Any good faith determination by the Administrator as to whether an adjustment is required in the circumstances pursuant to this Section 7(a), and the extent and nature of any such adjustment, shall be conclusive and binding on all persons.

(b) It is intended that, unless otherwise determined by the Administrator, any adjustments contemplated by Section 7(a) be made in a manner that satisfies applicable legal, tax (including, without limitation and as applicable in the circumstances, Code Section 409A) and accounting (so as to not trigger any charge to earnings with respect to such adjustment) requirements.

(c) Any adjustment under this Section 7 need not be the same for all persons or Awards.

8. CHANGE OF CONTROL. Upon the occurrence of any Change of Control, any then outstanding Award automatically shall become vested or exercisable, as the case may be, with respect to a prorated portion of the number of Shares subject to such Award, determined as follows:

(a) CLIFF-VESTING AWARDS. If the Award has one scheduled Vesting Date, the portion of the Award with respect to the following number of Shares shall vest upon the Change of Control: (i) the number of Shares subject to such Award, multiplied by (ii) a fraction (A) the numerator of which is the number of days elapsed from and including the date the Award was granted to the date of the Change of Control, and (B) the denominator is the number of days from and including the date of grant to and including the scheduled Vesting Date.

(b) INSTALLMENT-VESTING AWARDS. If the Award has multiple scheduled Vesting Dates, the portion of the Award with respect to the following number of Shares shall vest upon the Change of Control: (i) the number of Shares subject to the portion of such Award that is scheduled to vest on the first Vesting Date that is scheduled to occur following the Change of Control, multiplied by (ii) a fraction (A) the numerator of which is the number of days elapsed following and excluding the most recent Vesting Date prior to the Change of Control, and (B) the denominator is the number of days from and excluding such most recent Vesting Date to and including the first Vesting Date that is scheduled to occur following the Change of Control.

9. DESIGNATION OF BENEFICIARY.

(a) BENEFICIARY DESIGNATIONS. Each Non-Employee Director may designate a Beneficiary to exercise an Option or receive settlement of an Award upon the Non-Employee Director's death by executing a Beneficiary Designation Form and delivering it to the Administrator.

(b) CHANGE OF BENEFICIARY DESIGNATION. A Non-Employee Director may change an earlier Beneficiary designation by executing a later Beneficiary Designation Form and delivering it to the Administrator. The execution of a Beneficiary Designation Form and its receipt by the Administrator shall revoke and rescind any prior Beneficiary Designation Form.

10. TERMINATION AND AMENDMENT OF THE PLAN.

(a) TERMINATION. Unless earlier terminated by the Board, the Plan shall terminate on November 12, 2027. Following such date, no further grants of Awards shall be made pursuant to the Plan.

(b) GENERAL POWER OF BOARD. Notwithstanding anything herein to the contrary, the Board may at any time and from time to time terminate, modify, suspend or amend the Plan in whole or in part (including amend the Plan at any time and from time to time, without shareholder approval, to prospectively change the value and relative mixture of Restricted Stock Units and Options subject to Awards granted to Non-Employee Directors on the date of each Annual Meeting or upon becoming a Non-Employee Director and the methodology for determining the number of Shares to be subject to such Awards, each within the Share Limit and the individual limit set forth in Section 3, and the other terms and conditions applicable to such Awards) or, subject to Sections 10(c) and 10(d), amend the terms of any outstanding Award; provided, however, that no such termination, modification, suspension or amendment shall be effective without shareholder approval if such approval is required to comply with any applicable law or stock exchange rule; and provided further that the Board may not, without shareholder approval, increase the maximum number of Shares issuable under the Plan except as provided in Section 7. For avoidance of doubt, the Board may, without shareholder approval, provide on a prospective basis for grants under the Plan to consist of Options only, Restricted Stock Units only, or a combination of Options and Restricted Stock Units on such terms and conditions, subject to the Share Limit and the other express limits of the Plan, as may be established by the Board.

(c) WHEN NON-EMPLOYEE DIRECTORS' CONSENTS REQUIRED. The Board may not alter, amend, suspend or terminate the Plan, or amend the terms of any outstanding Award, without the consent of any Non-Employee Director to the extent that such action would adversely affect his or her rights with respect to Awards that have previously been granted, except to the extent such action is necessary to comply with applicable law or stock exchange listing rules or accounting rules.

(d) NO REPRICING. In no case (except due to an adjustment contemplated by Section 7 or any repricing that may be approved by shareholders) shall any action be taken with respect to the Plan or any Option hereunder that would constitute a repricing (by amendment, substitution, cancellation and regrant, exchange or other means, including any action that is treated as a repricing under U.S. generally accepted accounting principles) of the per Share exercise price of any Option.

11. MISCELLANEOUS.

(a) NO RIGHT TO NOMINATION. Nothing in the Plan shall be deemed to create any obligation on the part of the Board to nominate any of its members for reelection by the Company's shareholders, nor confer upon any Non-Employee Director the right to remain a member of the Board for any period of time, or at any particular rate of compensation.

(b) REGULATORY REQUIREMENTS. The Administrator may require each Non-Employee Director or any other person purchasing or acquiring Shares pursuant to the Plan to agree with the Company in writing that such Non-Employee Director is acquiring the Shares for investment and not with a view to the distribution thereof or provide such other assurances and representations to the Company as the Administrator may deem necessary or desirable to assure compliance with all applicable legal and accounting requirements. Shares delivered under the Plan shall be subject to such stock-transfer orders and other restrictions as the Administrator may deem advisable under the rules, regulations and other requirements of the Securities and Exchange Commission or any exchange upon which the Common Stock is then listed, and any applicable federal or state securities law. No Shares shall be issued hereunder unless the Company shall have determined that such issuance is in compliance with, or pursuant to an exemption from, all applicable federal and state securities laws.

(c)   EXPENSES. The costs and expenses of administering the Plan shall be borne by the Company.

(d)   APPLICABLE LAW. Except as to matters of federal law, the Plan and all actions taken thereunder shall be governed by and construed in accordance with the laws of the State of California without giving effect to conflicts of law principles.

(e)   SEVERABILITY. If a court of competent jurisdiction holds any provision invalid and unenforceable, the remaining provisions of the Plan shall continue in effect.

(f)   SECTION HEADINGS; INTERPRETATION. Captions and headings are given to the sections and subsections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

(g)   AUTHORITY OF THE COMPANY AND SHAREHOLDERS. The existence of the Plan shall not affect or restrict in any way the right or power of the Company or the shareholders of the Company to make or authorize (i) any adjustment, recapitalization, reorganization or other change in the Company's capital structure or business of the Company or any Subsidiary, (ii) any merger, amalgamation, consolidation or change in the ownership of the Company or any Subsidiary, (iii) any issue of bonds, debentures, capital, preferred or prior preference stock ahead of or affecting the capital stock (or the rights thereof) of the Company or any Subsidiary, (iv) any dissolution or liquidation of the Company or any Subsidiary, (v) any sale or transfer of all or any part of the assets or business of the Company or any Subsidiary, (vi) the payment at the discretion of the Board of any type or form of compensation to Non-Employee Directors that may be made at law and without contravention of any requirement of the principal exchange upon which the Shares are traded, or (vii) any other corporate act or proceeding by the Company or any Subsidiary, whether of a similar character or otherwise. No Non-Employee Director, beneficiary or other person shall have any claim under any Award or Award Agreement against any member of the Board or the Company, or any employees, officers or agents of the Company or any Subsidiary, as a result of any such action.

12.   DEFINITIONS. Capitalized words not otherwise defined in the Plan have the meanings set forth below:

"ADMINISTRATOR" means the Board. The Board may delegate ministerial, non-discretionary functions to individuals who are officers or employees of the Company or any of its Subsidiaries or to third parties.

"ANNUAL MEETING" means the first annual meeting of the Company's shareholders at which members of the Board are elected following the applicable fiscal year of the Company or the applicable date, as the context may require. By way of example, the Annual Meeting following the Company's 2016 fiscal year occurred on February 28, 2017.

"AWARD" means an award of Options or Restricted Stock Units under the Plan.

"AWARD AGREEMENT" means any agreement that evidences an Award granted under the Plan. Award Agreements shall consist of either (1) a written award agreement in a form approved by the Administrator, or (2) an electronic notice of award grant in a form approved by the Administrator and recorded by the Company (or its designee) in an electronic recordkeeping system used for the purpose of tracking award grants under the Plan generally, as the Administrator may provide and, in each case and if required by the Administrator, executed or otherwise electronically accepted by the recipient of the Award in such form and manner as the Administrator may require.

"BENEFICIARY" means an individual or entity designated by a Non-Employee Director on a Beneficiary Designation Form to exercise Options or receive settlement of Awards in the event of the Non-Employee Director's death; provided, however, that, if no such individual or entity is designated or if no such designated individual is alive at the time of the Non-Employee Director's death, Beneficiary shall mean the Non-Employee Director's estate.

"BENEFICIARY DESIGNATION FORM" means a document, in a form approved by the Administrator to be used by Non-Employee Directors to name their respective Beneficiaries. No Beneficiary Designation Form shall be effective unless it is signed by the Non-Employee Director and received by the Administrator prior to the date of death of the Non-Employee Director.

"BOARD" means the Board of Directors of the Company.

"CHANGE OF CONTROL" means the occurrence of any one or more of the following events:

(i)   An acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (an "Acquirer") of beneficial ownership (within the meaning of Rule 13d–3 promulgated under the Exchange Act) of 50% or more of either (1) the then outstanding Shares (the "Outstanding Company Common Stock") or (2) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); provided, however, that for purposes of this subsection (i), the following acquisitions shall not constitute a Change of Control: (1) any acquisition directly from the Company, (2) any acquisition by the Company, (3) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any entity controlled by the Company, or (4) any acquisition by any entity pursuant to a transaction that complies with clauses (1), (2) and (3) of subsection (iii) of this definition;

(ii)   A change in the composition of the Board such that the individuals who, as of February 13, 2018, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that, for purposes of this subsection (ii), any individual who becomes a member of the Board subsequent to February 13, 2018 whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of those individuals who are members of the Board and who were also members of the Incumbent Board (or deemed to be such pursuant to this proviso) shall be considered members of the Incumbent Board; provided further, that any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of an Acquirer other than the Board shall not be considered a member of the Incumbent Board;

(iii)   The consummation of a reorganization, merger, statutory share exchange or consolidation or similar transaction involving the Company or any of its Subsidiaries or sale or other disposition of all or substantially all of the assets of the Company, or the acquisition of assets or securities of another entity by the Company or any of its Subsidiaries (a "Business Combination"), in each case, unless, following such Business Combination (1) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of, respectively, the then outstanding shares of common stock (or, for a noncorporate entity, equivalent securities) and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors (or, for a noncorporate entity, equivalent securities), as the case may be, of the entity resulting from such Business Combination (including an entity that, as a result of such transaction, owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be, (2) no Acquirer (excluding any entity resulting from such Business Combination or any employee benefit plan (or related trust) of the Company or such entity resulting from such Business Combination) beneficially owns, directly or indirectly, 50% or more of, respectively, the then outstanding shares of common stock (or, for a noncorporate entity, equivalent securities) of the entity resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such entity except to the extent that such ownership existed prior to the Business Combination, and (3) at least a majority of the members of the board of directors (or, for a noncorporate entity, equivalent body or committee) of the entity resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination; or

(iv)   The approval by the shareholders of the Company of a complete liquidation or dissolution of the Company.

"CODE" means the Internal Revenue Code of 1986, as amended, and the applicable rules and regulations promulgated thereunder.

"COMMON STOCK" means the common stock of the Company or any other class of securities of the Company or any successor in interest thereto to which any award under the Plan relates by reason of an adjustment under Section 7.

"COMPANY" means Apple Inc., a California corporation, or any successor to substantially all of its business.

"EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended, and the applicable rules and regulations promulgated thereunder.

"FAIR MARKET VALUE" means, unless otherwise determined or provided by the Administrator in the circumstances, the last price (in regular trading) for a Share on the Nasdaq Stock Market (the "Market") for the date in question or, if no sales of Shares were reported on the Market on that date, the last price (in regular trading) for a Share on the Market for the next preceding day on which sales of Shares were reported on the Market. The Administrator may, however, provide with respect to one or more Awards that the Fair Market Value shall equal the last price for a Share on the Market on the last trading day preceding the date in question or the average of the high and low trading prices of a Share on the Market for the date in question or the most recent trading day. If Shares are no longer listed or are no longer actively traded on the Market as of the applicable date, the Fair Market Value of a Share shall be the value as reasonably determined by the Administrator for purposes of the Award in the circumstances. The

Administrator also may adopt a different methodology for determining Fair Market Value with respect to one or more Awards if a different methodology is necessary or advisable to secure any intended favorable tax, legal or other treatment for the particular Awards (for example, and without limitation, the Administrator may provide that Fair Market Value for purposes of one or more Awards shall be based on an average of closing prices (or the average of high and low daily trading prices) for a specified period preceding the relevant date).

"NET EXERCISED" shall mean the exercise of an Option or any portion thereof by the delivery to the person exercising such Option of the greatest number of whole Shares having a Fair Market Value on the date of exercise not in excess of the difference between the aggregate Fair Market Value of the Shares subject to the Option (or the portion of such Option then being exercised) and the aggregate exercise price for all such Shares under the Option (or the portion thereof then being exercised), with any fractional share that would result from such equation to be payable in cash.

"NON-EMPLOYEE DIRECTOR" means a member of the Board who is not an employee of the Company or any of its Subsidiaries.

"OPTION" means an option to purchase Shares awarded to a Non-Employee Director under the Plan.

"RESTRICTED STOCK UNIT" means a bookkeeping entry representing the equivalent of one Share, subject to the terms and conditions hereof, and represents an unfunded and unsecured obligation of the Company.

"SHARE" means one share of Common Stock.

"SUBSIDIARY" means any corporation or other entity a majority of whose outstanding voting stock or voting power is beneficially owned directly or indirectly by the Company. An entity that attains the status of a Subsidiary on a date after the adoption of the Plan shall be considered a Subsidiary commencing as of such date.

"VESTING DATE" means, with respect to a particular Award, the date on which the Award vests in whole or in part.

"VOTING SECURITIES" means, with respect to any corporation, securities of such corporation that are entitled to vote generally in the election of directors of such corporation.




